# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ADV3NTURE, INC.
6003 Phinney Ave N
Seattle, WA 98103
adv3nture.com

Up to $535,000.00 in Class B Common Stock at $4.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** ADV3NTURE, INC.
**Address:** 6003 Phinney Ave N, Seattle, WA 98103
**State of Incorporation:** DE
**Date Incorporated:** December 08, 2017

## Terms:

**Equity**

**Offering Minimum:** $10,000.00 | 2,500 shares of Class B Common Stock
**Offering Maximum:** $535,000.00 | 133,750 shares of Class B Common Stock
**Type of Security Offered:** Class B Common Stock
**Purchase Price of Security Offered:** $4.00
**Minimum Investment Amount (per investor):** $200.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

**Investment Level $500**
- Store Credit $50
- Store Discount (n/a)

**Investment Level $1,000**
- Store Credit $100
- Store Discount (5%, 1 year)

**Investment Level $2,500**
- Store Credit $250
- Store Discount (10%, 1 year)

- 5% Bonus Shares

**Investment Level $5,000**
- Store Credit $500
- Store Discount (15%, 1 year)

- 10% Bonus Shares

- Drinks with CEO & Founder (in Seattle, LA, NYC or Miami)

**Investment Level $10,000**
- Store Credit $1,000
- Store Discount (20%, 1 year)

-15% Bonus Shares

- Dinner & Drinks with CEO & Founder

**Investment Level $25,000**
- Store Credit $2,500
- Store Discount (25%, 1 year)
- Dinner & Drinks with CEO & Founder

- 20% Bonus Shares

**Investment Level $50,000**
- Store Credit $5,000
- Store Discount (30%, 1 year)
- Private Dinner & Drinks and stand-up comedy performance with CEO & Founder (will travel to you)

- 25% Bonus shares

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Adv3nture, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $4.00/ share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

ADV3NTURE produces premium, innovative apparel and accessories for travelers, explorers, and livers of life. Our mission is to make meaningful products for meaningful lives. Our goal is to encourage exploration, promote growth through travel and to take steps to improve the world we live in. The “3” in our name represents the three trees we plant with every purchase.

The company was originally formed as an LLC in Delaware in 2017. In 2019, the company converted to a Delaware C-Corp.

*Competitors and Industry*

The travel and outdoor apparel market has been largely dominated by larger brands, but the rise in private-label brands offers significant growth opportunities for Adv3nture. Columbia Sportswear is the industry leader and the Company's primary competition in the outdoor apparel industry. Patagonia also owns significant market share and is a leader in sustainable apparel. Prana is a direct competitor of similar size and development. Columbia Sportswear and Patagonia currently valued at $6.66B and $1B, respectively, while Prana was purchased in 2014 by Columbia for $190mm. Despite the present competitive landscape, Adv3nture stands out in the outdoor/travel apparel industry because of its innovative apparel, sustainable and philanthropic missions, as well as its travel and exploration messaging.

*Current Stage and Roadmap*

Founded in 2016, Adv3nture continues to push the boundaries of innovation in the travel and outdoor apparel space. Our 2021 winter line will be headlined by our Cascades Jacket. A revolutionary waterproof jacket made from recycled water bottles.

Q4 2021 will focus on strategic marketing to grow our loyal consumer base in five key markets. Our 100% digital campaigns will be a 50/50 mix of Adv3nture's innovative products, available for the holidays, as well as Adv3nture's philanthropic programs, including our Plant 3 Trees Initiative and supporting local animal rescues.

As a 360 lifestyle brand, we're working hard to improve the impact we have on the world around us. By 2022 Adv3nture will ship with 100% sustainable packaging, providing premium apparel and customer peace of mind.

Our 2022 Spring/Summer line is currently in production and will roll out in April next year. This line will provide lighter travel and outdoor options, just in time for summer excursions.

## The Team

### Officers and Directors

**Name:** Zane Lamprey

Zane Lamprey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Director
  **Dates of Service:** December 08, 2017 - Present
  **Responsibilities:** Overall vision for the company and day to day operations. Person does not receive a salary or equity compensation.

Other business experience in the past three years:

- **Employer:** Evolution Spirits
  **Title:** Chairman of the Board
  **Dates of Service:** January 01, 2015 - September 13, 2019
  **Responsibilities:** Participate on and advise the board of directors.

Other business experience in the past three years:

- **Employer:** Inzane Entertainment, LLC
  **Title:** CEO
  **Dates of Service:** January 01, 2009 - Present
  **Responsibilities:** Overall vision and day to day operations.

**Name:** Melissa Lamprey

Melissa Lamprey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  **Dates of Service:** August 02, 2019 - Present
  **Responsibilities:** Being a member of the board of directors. Person does not receive a salary or equity compensation.

**Name:** Garrett Marrero

Garrett Marrero's current primary role is with Maui Brewing Co. Garrett Marrero currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  **Dates of Service:** August 02, 2019 - Present
  **Responsibilities:** Acting as a member of the board of directors. Person does not receive a salary or equity compensation.

Other business experience in the past three years:

- **Employer:** Maui Brewing Co
  **Title:** CEO
  **Dates of Service:** January 01, 2005 - Present
  **Responsibilities:** Overseeing the company and implementing day to day operations

**Name:** Chad Frerichs

Chad Frerichs's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  **Dates of Service:** July 01, 2020 - Present
  **Responsibilities:** Day to day operations. Person receives a salary of $102K/year and equity of .75% of the company per annum.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any shares of Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering shares of Class B Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*Minority Holder; Securities with No Voting Rights*
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get

nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are an early stage company and have not yet generated any profits*
Adv3nture, Inc. has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Adv3nture, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or

generate sufficient revenues to pay dividends to the holders of the shares.

*We have existing patents that we might not be able to protect properly*
The Company's founder, Zane Lamprey, owns two trademarks that will, in the near future, be transferred to the Company at no cost and the Company owns copyrights, Internet domain names, and trade secrets. Competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can

be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*We rely on third parties to provide services essential to the success of our business*
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*The Company is vulnerable to hackers and cyber-attacks*
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the Company or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Adv3nture, Inc. could harm our reputation and materially negatively impact our financial condition and business.

*The Company Has Limited Operating History*
The Company has a limited operating history and there can be no assurance that the Company's proposed plan of business can be realized in the manner contemplated and, if it cannot be, shareholders may lose all or a substantial part of their investment. There is no guarantee that the Company will ever realize any significant operating revenues or that its operations will ever be profitable.

*The Company Is Dependent Upon Its Management, Key Personnel and Consultants to Execute the Business Plan, And Some of Them Will Have Concurrent Responsibilities at Other Businesses*
The Company's success is heavily dependent upon the continued active participation of the Company's current executive officers as well as other key personnel and consultants. Some of them will have concurrent responsibilities at other entities. Loss of the services of one or more of these individuals could have a material adverse effect upon the Company's business, financial condition or results of operations. Further, the Company's success and achievement of the Company's growth plans depend on the Company's ability to recruit, hire, train and retain other highly qualified technical and

managerial personnel. Competition for qualified employees among companies in industries that the Company is participating in is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of the Company's activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on the Company's business, financial condition or results of operations.

*Although Dependent Upon Certain Key Personnel, The Company Does Not Have Any Key Man Life Insurance Policies on Any Such People*

The Company is dependent upon management in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, should any of these key personnel, management or consultants die or become disabled, the Company will not receive any compensation that would assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

*The Company Is Subject to Income Taxes as Well As Non-Income Based Taxes, Which May Include Payroll, Sales, Use, Value-Added, Net Worth, Property and Goods and Services Taxes.*

Significant judgment is required in determining the Company’s provision for income taxes and other tax liabilities. In the ordinary course of the Company’s business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that the Company’s tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in the Company’s income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on the Company’s financial position and results of operations in the period or periods for which determination is made.

*The Company Is Not Subject to Sarbanes-Oxley Regulations and Lack the Financial Controls and Safeguards Required of Public Companies.*

The Company does not have the internal infrastructure necessary, and is not required, to complete an attestation about the Company’s financial controls that would be required under the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of the Company’s financial controls.

*Changes in Employment Laws or Regulation Could Harm the Company’s Performance*

Various federal and state labor laws govern the Company’s relationship with the Company’s employees and contractors and affect the Company’s operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect the Company’s operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

*The Company's Bank Accounts Will Not Be Fully Insured*
The Company's regular bank accounts have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of Company's banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

*The Company's Business Plan Is Speculative*
The Company's present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits. An investment in the Company's shares of Class B Common Stock is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

*The Company Will Likely Incur Debt*
The Company will likely incur debt (including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment

*The Company's Expenses Could Increase Without a Corresponding Increase in Revenues*
The Company's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the Company's financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (5) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution.

*Computer, Website or Information System Breakdown Could Affect the Company's Business*
Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company's ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company's financial results as well as your investment.

*Changes in The Economy Could Have a Detrimental Impact*
Changes in the general economic climate, both in the United States and

internationally, could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on products and services like those of the Company and may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

*The Amount of Capital the Company Is Attempting to Raise in This Offering Is Not Enough to Sustain the Company's Current Business Plan*

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute the Company's business plan, the Company's continued operations will be in jeopardy and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of the Company's remaining assets, which could cause you to lose all or a portion of your investment.

*Additional Financing May Be Necessary for The Implementation of The Company's Growth Strategy*

Whether the Company is successful in selling the maximum number of shares in this offering or not, the Company may require additional debt, equity or other financing to pursue the Company's growth and business strategies. These growth and business strategies include, but are not limited to enhancing the Company's operating infrastructure and otherwise responding to competitive pressures. Given the Company's limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to the Company. Lack of additional funding could force the Company to curtail substantially the Company's growth plans. Furthermore, the issuance by the Company of any additional securities pursuant to any future fundraising activities undertaken by the Company or could result in an issuance of securities whose rights, preferences and privileges are senior to those of existing shareholders including you, and could dilute the ownership or benefits of ownership of existing shareholders including, but not limited to reducing the value of sdhares of Class B Common Stock subscribed for under this offering.

*The Company's Operating Plan Relies in Large Part Upon Assumptions and Analyses Developed by The Company. If These Assumptions or Analyses Prove to Be Incorrect, The Company's Actual Operating Results May Be Materially Different from The Company's Forecasted Results*

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecasts depend on a number of factors, many of which are outside the Company's control, including, but not limited to: • whether the Company can obtain sufficient capital to sustain and grow its business • the Company's ability to manage its growth • whether the

Company can manage relationships with key vendors and third parties • demand for the Company's products and services • the timing and costs of new and existing marketing and promotional efforts • competition • the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel • the overall strength and stability of domestic and international economies • consumer habits Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

*The Company's Employees, Executive Officers, Directors and Affiliate Shareholders Beneficially Own or Control a Substantial Portion of Its Outstanding Shares*
The Company's employees, executive officers, directors and/or affiliates beneficially own or control a substantial portion of the Company's outstanding shares which may limit your ability and the ability of the Company's other shareholders, whether acting alone or together, to propose or direct the management or overall direction of the Company. Additionally, this concentration of ownership could discourage or prevent a potential merger or acquisition of the Company that might otherwise result in an investor receiving a premium over the market price for his or her shares. Accordingly, the Company's employees, directors, executive officers and affiliate shareholders may have the power to control the election of the Company's directors and the approval of actions for which the approval of the Company's shareholders is required. If you acquire the Company's shares, you will have no effective voice in the management of the Company. Such concentrated control of the Company may adversely affect the value of the Company's shares and could also limit the price that investors might be willing to pay in the future for the Company's shares.

*The Company May Be Unable to Manage Its Growth or Implement Its Expansion Strategy*
The Company may not be able to expand the Company's product and service offerings, the Company's markets, or implement the other features of the Company's business strategy at the rate or to the extent presently planned. The Company's projected growth will place a significant strain on the Company's administrative, operational and financial resources. If the Company is unable to successfully manage the Company's future growth, establish and continue to upgrade the Company's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, the Company's financial condition and results of operations could be materially and adversely affected.

*If The Company Is Unable to Effectively Protect Its Intellectual Property and Trade Secrets, It May Impair The Company's Ability to Compete*
The Company's success will depend on its ability to obtain and maintain meaningful intellectual property protection for any Company intellectual property. The names and/or logos of Company brands may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Patents, trademarks and copyrights that have been or may be obtained by the

Company may be challenged by others, or enforcement of the patents, trademarks and copyrights may be required. The Company also relies upon, and will rely upon in the future, trade secrets. While the Company uses reasonable efforts to protect these trade secrets, the Company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose the Company's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, the Company's competitors may independently develop equivalent knowledge, methods and know-how. If the Company is unable to defend the Company's trade secrets from others use, or if the Company's competitors develop equivalent knowledge, it could have a material adverse effect on the Company's business. Any infringement of the Company's patent, trademark, copyright or trade secret rights could result in significant litigation costs, and any failure to adequately protect the Company's trade secret rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company's rights to the same extent as do the laws of the United States. Therefore, the Company may not be able to protect the Company's existing patent, copyright, trademark and trade secret rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using the Company's Existing patent, copyright, trademark and trade secret rights could be expensive and time consuming, and the outcome of such a claim is unpredictable. This litigation could result in diversion of resources and could materially adversely affect the Company's operating results.

*The Company's Business Model Is Evolving*

The Company's business model is unproven and is likely to continue to evolve. Accordingly, the Company's initial business model may not be successful and may need to be changed. The Company's ability to generate significant revenues will depend, in large part, on the Company's ability to successfully market the Company's products and services to potential customers who may not be convinced of the need for the Company's products and services or who may be reluctant to rely upon third parties to develop and provide these products. The Company intends to continue to develop the Company's business model as the Company's market continues to evolve.

*The Company Faces or Will Face Competition in the Company's Markets*

The Company either faces, or will face significant competition in the United States and elsewhere. In some cases, the Company’s competitors have or may have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. The Company's ability to compete depends, in part, upon a number of factors outside the Company's control, including the ability of the Company's competitors to develop alternatives that are superior. If the Company fails to successfully compete in its markets, or if the Company incurs significant expenses in order to compete, it would have a material adverse effect on the Company's results of operations.

*A Data Security Breach Could Expose the Company to Liability and Protracted and*

*Costly Litigation, And Could Adversely Affect the Company's Reputation and Operating Revenues*

To the extent that the Company's activities involve the storage and transmission of confidential information and/or other data, the Company and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to the Company's or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information, as well as numerous other problems. A data security breach of the systems on which sensitive account information are stored could lead to fraudulent activity involving the Company's products and services, reputational damage, and claims or regulatory actions against the Company. If the Company is sued in connection with any data security breach, the Company could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, the Company might be forced to pay damages and/or change the Company's business practices or pricing structure, any of which could have a material adverse effect on the Company's operating revenues and profitability. The Company would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

*The Company Depends on Third-Party Providers for A Reliable Internet Infrastructure and The Failure of These Third Parties, Or the Internet in General, For Any Reason Would Significantly Impair the Company's Ability to Conduct Its Business*

The Company will outsource some or all of its online presence and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities require uninterrupted access to the Internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, its business would be significantly damaged. As has occurred with many Internet-based businesses, the Company may be subject to "denial-of-service" attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers' performance. The Company cannot be certain it will be successful in quickly identifying and neutralizing these attacks. If either a third-party facility failed, or the Company's ability to access the Internet was interfered with because of the failure of Internet equipment in general or if the Company becomes subject to malicious attacks of computer intruders, its business and operating results will be materially adversely affected.

*The Company's Employees May Engage in Misconduct or Improper Activities*

The Company, like any business, is exposed to the risk of employee or contractor fraud or other misconduct. Misconduct by employees or contractors could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and harm to the Company's reputation.

*Limitation on Manager, Officer and Other's Liability*
The Company may provide for the indemnification of managers, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of managers, officers and others to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to managers, officers or others controlling or working with the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Despite this, should the Company provide such indemnification, it could have a material adverse effect on the Company.

*Inability to Maintain and Enhance Product Image Could Affect the Company*
It is important that the Company maintains and enhances the image of its existing and new products and services. The image and reputation of the Company's products may be impacted for various reasons including but not limited to, bad publicity, litigation, customer complaints, and complaints from regulatory bodies. Such problems, even when unsubstantiated, could be harmful to the Company's image and the reputation of its products. From time to time, the Company may receive complaints from customers regarding products purchased from the Company. The Company may become subject to lawsuits from customers alleging injury because of a purported defect in products or services sold by the Company, claiming substantial damages and demanding payments from the Company. These claims may not be covered by the Company's insurance policies, if any exist. Any resulting litigation could be costly for the Company, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on the Company's business, results of operations, and financial condition. Any negative publicity generated as a result of customer or regulator complaints about the Company or its products could damage the Company's reputation and diminish the value of the Company's brand and brand equity (brand image, reputation and product quality), which could have a material adverse effect on the Company's business, results of operations, and financial condition, as well as your investment.

*If The Company's Efforts To Build Strong Brands And Maintain Customer Satisfaction And Loyalty Are Not Successful, It May Not Be Able To Attract Or Retain Customers,*

*And Its Business May Be Harmed.*

The Company believes that increasing, maintaining and enhancing awareness of the Company's brands is critical to achieving widespread acceptance and success of the Company's business. Building and maintaining strong brands is important to attract and retain customers, as potential customers have a large number of haircare and personal beauty product choices. Successfully building a brand is a time consuming and expensive endeavor, and can be positively and negatively impacted by any number of factors. Some of these factors, such as the quality or pricing of the Company's products, are at least partially within its control. Other factors will be beyond the Company's control, yet customers may nonetheless attribute those factors to the Company. The Company's competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than the Company can. Many of the Company's competitors are larger companies and promote their brands through traditional forms of advertising, such as print media and TV commercials, and have substantial resources to devote to such efforts. The Company's competitors may also have greater resources to utilize Internet advertising or website product placement more effectively than the Company can. If the Company is unable to execute on building strong brands, it may be difficult to differentiate its business, programming and platform from its competitors in the marketplace, therefore its ability to attract and retain customers may be adversely affected and its business may be harmed.

*The Company's Actual Or Perceived Failure To Adequately Protect Personal Data Could Harm Its Business.*

A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products. The Company's actual, perceived or alleged failure to comply with applicable laws and regulations or to protect personal data, could result in enforcement actions and significant penalties against the Company, which could result in negative publicity, increase the Company's operating costs, subject the Company to claims or other remedies and may harm its business which would negatively impact the Company's financial well-being and your investment.

*The Shares of Class B Common Stock Are Offered on A "Best Efforts" Basis and The Company May Not Raise the Maximum Amount Being Offered*

Since the Company is offering the shares of Class B Common Stock on a "best efforts" basis, there is no assurance that the Company will sell enough shares to meet its capital needs. If you purchase shares of Class B Common Stock in this offering, you will do so without any assurance that the Company will raise enough money to satisfy the full use of proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

*Investor Funds Will Not Accrue Interest While in the Escrow Account Prior To Closing*
All funds delivered in connection with subscriptions for the shares of Class B Common Stock will be held in a non-interest-bearing escrow account until a closing of the offering, if any. Investors in the securities offered hereby may not have the use of such funds or receive interest thereon pending the completion of the offering or a closing. If the Company fails to hold a closing prior to the termination date, investor subscriptions will be returned without interest or deduction.

*The Company Has Not Paid Distributions in The Past and Does Not Expect to Pay Distributions in The Near Future, So Any Return on Investment May Be Limited to The Value of the Shares*
The Company has never paid cash distributions to its investors and does not anticipate paying cash distributions in the foreseeable future. The payment of distributions to the Company's shareholders will depend on earnings, financial condition and other business and economic factors affecting it at such time that management may consider relevant. While the Company intends to pay distributions in the future at such time as profitable operations are sustained and cash flow in excess of reinvestment required to achieve the Company's business objectives is available, there is no guarantee the Company will chose to pay distributions at that time, rather than reinvest in addition growth of the Company, such as new product development. If the Company does not pay distributions, the Company's shares of Class B Common Stock may be less valuable.

*The Company Has Made Assumptions in Its Projections and In Forward-Looking Statements That May Not Be Accurate*
The discussions and information in this Form C may contain both historical and "forward-looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Form C, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that the Form C contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company's business, please be advised that the Company's actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital,

inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Form C or in other reports issued by the Company or by third-party publishers.

*The Offering Price for the Shares of Class B Common Stock Has Been Determined by The Company*

The price at which the shares of Class B Common Stock are being offered has been arbitrarily determined by the Company. There is no relationship between the offering price and the Company's assets, book value, net worth, or any other economic or recognized criteria of value. Rather, the price of the shares of Class B Common Stock was derived as a result of internal decisions based upon various factors including prevailing market conditions, the Company's future prospects and needs, and the Company's capital structure. These prices do not necessarily accurately reflect the actual value of the shares or the price that may be realized upon disposition of the shares, or at which the shares might trade in a marketplace, if one develops.

*The Shares of Class B Common Stock in This Offering Have Limited Protective Provisions.*

The shares of Class B Common Stock in this offering have limited protective provisions. As such, you will not be afforded protection, by any provision of the shares or as a shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event" or "change of control" for the Company, the shares being offered do not provide you with any protection. In addition, there are no provisions attached to the shares in the offering that would permit you to require the Company to repurchase the shares in the event of a takeover, recapitalization or similar transaction involving the Company.

*The Shares in This Offering Are Subject to Drag Along Rights*

The shares in this offering are subject to drag along rights whereby you may, under certain circumstances, be forced to participate in the sale or merger of the Company even if you do not want to sell your shares. For full details on the drag along rights, see the Company's Bylaws.

*No Guarantee of Return on Investment*

There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read this Form C and all other available documents and referenced materials carefully and should consult with your own attorney and business advisor prior to making any investment decision.

***The Exclusive Forum Provision In The Subscription Agreement May Have The Effect Of Limiting An Investor's Ability To Bring Legal Action Against The Company And Could Limit An Investor's Ability To Obtain A Favorable Judicial Forum For Disputes.***
The subscription agreement for this offering includes a forum selection provision that requires any claims against the Company based on the subscription agreement to be brought in a court of competent jurisdiction in the a certain state. This provision may have the effect of limiting the ability of investors to bring a legal claim against the Company due to geographic limitations. There is also the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its officers and managers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Company's business and financial condition.

***You Will Need To Keep Records Of Your Investment For Tax Purposes***
As with all investments in securities, if you sell the shares of Class B Common Stock, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the shares of Class B Common Stock for you (and many brokers refuse to hold Regulation CF securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

***The Retail Clothing And Merchandise Industries, As Well As The Adventure Travel Industry, Are Highly Competitive, And The Company's Failure To Compete Effectively Could Adversely Affect Its Market Share, Revenues And Growth Prospects.***
The Company faces vigorous competition from companies throughout the world, including large multinational consumer products companies that have many clothing and merchandise brands under ownership as well as other independent clothing and merchandise brands, including those that may target the latest trends or specific demographics or distribution channels. Competition in the clothing, merchandise and adventure travel industry is based on the introduction of new products, pricing of products, quality of products and packaging, brand awareness, perceived value and quality, innovation and trends, in-store presence and visibility, promotional activities, advertising, editorials, social media influencers, E-commerce and mobile-commerce initiatives and other activities. The Company must compete with a high volume of new product introductions and existing products by diverse companies across several different distribution channels. Many multinational consumer companies have greater financial, technical or marketing resources, longer operating histories, greater brand recognition or larger customer bases than the Company does and may be able to respond more effectively to changing social, business and economic conditions than the Company can. Many of these competitors' products are sold in a wider selection or greater number of retail stores and geographies, and possess a larger presence in these stores, typically having significantly more inline shelf space than the Company does.

Given the finite space allocated to clothing and merchandise products by retail stores and others, the Company's ability to grow the number of retail or other locations in which the Company's products are sold and expand the Company's positioning and space allocation once in these retail and other locations, may require the repositioning, removal or reduction of the shelf space of these competitors. The Company may be unsuccessful in its growth strategy in the event that the Company's potential retail partners do not reallocate shelf space from the Company's competitors to the Company. The Company's competitors may attempt to gain market share by offering products at prices at or below the prices at which the Company's products are typically offered, offering retail incentives including through the use of large percentage discounts and ''buy one and get one free'' or similar offers. Competitive pricing may require the Company to reduce its prices, which would decrease the Company's profitability or result in lost sales. The Company's competitors, many of whom have greater resources than the Company does, may be better able to withstand these price reductions and lost sales.

*The Company's Inability To Anticipate And Respond To Market Trends And Changes In Consumer Preferences Could Adversely Affect Its Financial Results.*

The Company's success depends on its ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer tastes for clothing, merchandise and adventure travel products, attitudes toward its industry and brands, as well as to where and how consumers shop. The Company must continually work to develop, manufacture and market new products, maintain and adapt to existing and emerging distribution channels, maintain and enhance the recognition of its brands, achieve a favorable mix of products, successfully manage its inventories, and refine its approach as to how and where the Company markets and sells its products. While the Company will devote effort and resources to shape, analyze and respond to consumer preferences, the Company recognizes that consumer tastes cannot be predicted with certainty and can change rapidly. The issue is compounded by the increasing use of digital and social media by consumers and the speed by which information and opinions are shared. If the Company is unable to anticipate and respond to sudden challenges that the Company may face in the marketplace, trends in the market for its products and changing consumer demands and sentiment, the Company's financial results will suffer.

*The Company's New Product Introductions May Not Be As Successful As It Anticipates.*

The Company has a process for the development, trial evaluation and validation of new product and adventure travel concepts. Nonetheless, each new product and adventure travel launch involves risks, as well as the possibility of unexpected consequences. For example, the acceptance of new product and adventure travel launches and sales may not be as high as the Company anticipates, due to lack of acceptance of the products and adventure travel themselves or their price, or limited effectiveness of the Company's marketing strategies. In addition, the Company's ability to launch new products and adventure travel may be limited by delays or difficulties affecting the ability of the Company's suppliers or manufacturers to timely manufacture, distribute and ship new products or displays for new products or changes in regulatory requirements. Sales of new products may be affected by inventory management by the Company's retail partners and the Company may experience product shortages or limitations in retail display space by its retail partners. The Company may also experience a decrease in sales of certain existing products as a result of newly-launched products, the impact of which could be exacerbated by shelf space limitations or any shelf space loss. Any of these occurrences could delay or impede the Company's ability to achieve its sales objectives, which could have a material adverse effect on the Company's business, financial condition and results of operations.

***Sudden Disruption In Business Conditions May Affect Consumer Purchases Of Discretionary Items And/Or The Financial Strength Of The Company's Customers That Are Retailers, Which Could Adversely Affect The Company's Financial Results.***

A General Economic Downturn, Or The general level of consumer spending is affected by a number of factors, including general economic conditions, inflation, interest rates, energy costs, and consumer confidence generally, all of which are beyond the Company's control. Consumer purchases of discretionary items and travel tend to decline during recessionary periods, when disposable income is lower, and may impact sales of the Company. A decline in consumer purchases of discretionary items and travel also will impact the Company's customers that are retailers. The Company's inability to collect receivables from its largest customers or from a group of customers could have a material adverse effect on its business and its financial condition. If a retailer was to liquidate, the Company's may incur additional costs if it chooses to purchase the retailer's inventory of the Company's products to protect brand equity. In addition, sudden disruptions in business conditions, for example, from events such as a pandemic, or other local or global health issues, conflicts around the world, or as a result of a terrorist attack, retaliation or similar threats, or as a result of adverse weather conditions, climate changes or seismic events, can have a short-term and, sometimes, long-term impact on consumer spending.

***The Company's Success Is Linked To The Size And Growth Rate Of The Clothing, Merchandise and Adventure Travel Industries And An Adverse Change In The Size Or Growth Rate Of Such Segments Could Have A Material Adverse Effect On The Company.***

The success of the Company's growth strategy is in part tied to the size and growth rate of the clothing, merchandise and adventure travel segments. It is difficult to estimate the size of the market and predict the rate at which the market for the Company's products will grow, if at all. Furthermore, underlying market conditions are subject to change based on economic conditions, consumer preferences and other factors that are beyond the Company's control, including media attention and scientific research, which may be positive or negative. An adverse change in size or growth rate of the clothing, merchandise and adventure travel segment could have a material adverse effect on the Company's business, financial condition and results of operations.

***Changes In Laws, Regulations And Policies That Affect The Company's Business Could Adversely Affect Its Financial Results.***

The Company's business is subject to numerous laws, regulations and policies. Changes in the laws, regulations and policies, including the interpretation or enforcement thereof, that affect, or will affect, the Company's business, including changes in accounting standards, tax laws and regulations, laws and regulations relating to data privacy, anti-corruption, advertising, marketing, manufacturing, distribution, product registration, ingredients and packaging, laws in the U.S. and elsewhere relating to selective distribution, environmental or climate change laws, regulations or accords, trade rules and customs regulations, and the outcome and expense of legal or regulatory proceedings, and any action the Company's may take as a result could adversely affect its financial results.

*Government Reviews, Inquiries, Investigations, And Actions Could Harm The Company's Business Or Reputation*

The Company's operations in certain countries are subject to governmental scrutiny and may be adversely impacted by the results of such scrutiny. The regulatory environment with regard to the Company's business is evolving, and officials often exercise broad discretion in deciding how to interpret and apply applicable regulations. From time to time, the Company's may receive formal and informal inquiries from various government regulatory authorities, as well as self-regulatory organizations, about the Company's business and compliance with local laws, regulations or standards. Any determination that the Company's operations or activities, or the activities of the Company's employees, are not in compliance with existing laws, regulations or standards could negatively impact the Company in a number of ways, including the imposition of substantial fines, interruptions of business, loss of supplier, vendor or other third-party relationships, termination of necessary licenses and permits, or similar results, all of which could potentially harm the Company's business and/or reputation. Even if an inquiry does not result in these types of determinations, it potentially could create negative publicity which could harm the Company's business and/or reputation.

*The Company Is Subject To Risks Related To The International Scope Of The Company's Operations.*

The Company will operate on an international basis. The Company's international operations are subject to many risks and uncertainties, including: • fluctuations in foreign currency exchange rates and the relative costs of operating in different places, which can affect the Company's results of operations, the value of the Company's foreign assets (if any), the relative prices at which the Company and competitors sell products in the same markets, the cost of certain inventory and non-inventory items required in the Company's operations, and the relative prices at which the Company's sells its products in different markets; • foreign or U.S. laws, regulations and policies, including restrictions on trade, immigration and travel; import and export license requirements; tariffs and taxes; operations; and investments; • lack of well-established or reliable legal and administrative systems in certain countries in which the Company operates; • adverse weather conditions, currency exchange controls, and social, economic and geopolitical conditions, such as terrorist attacks, war or other military action. These risks could have a material adverse effect on the Company's business, prospects, reputation, results of operations and financial condition.

*A Disruption In Operations Or The Company's Supply Chain Could Adversely Affect The Company's Business And Financial Results*

The Company is engaged in manufacturing and distribution on an international scale and is subject to the risks inherent in such activities, including industrial accidents, environmental events, strikes and other labor disputes, disruptions in supply chain or information systems, loss or impairment of key manufacturing sites or suppliers, product quality control, safety, increase in commodity prices and energy costs, licensing requirements and other regulatory issues, as well as natural disasters and other external factors over which the Company has no control. If such an event were to occur, it could have an adverse effect on the Company's business and financial results.

*As The Company Outsources Functions, The Company Becomes More Dependent On The Entities Performing Those Functions.*

As part of the Company's business strategy, it is continually looking for opportunities to provide essential business services in a more cost-effective manner. In some cases, this requires the outsourcing of functions or parts of functions that can be performed more effectively by external service providers. These may include certain information systems, manufacturing, distribution, finance, human resource and other business functions. While the Company's believes it will conduct appropriate due diligence before entering into agreements with the outsourcing entity, the failure of one or more entities to provide the expected services, provide them on a timely basis or to provide them at the prices the Company expects may have a material adverse effect on the Company's results of operations or financial condition. In addition, if the Company transitions systems to one or more new, or among existing, external service providers, the Company may experience challenges that could have a material adverse effect on its results of operations or financial condition.

*The Company's Success Depends, In Part, On Its Retention Of Key Members Of Its Senior Management Team And Ability To Attract And Retain Qualified Personnel*

The Company's success depends, in part, on its ability to retain its key employees, including its executive officers, senior management team and development, operations, finance, sales and marketing personnel. The Company is a small company that relies on a few key employees, any one of whom would be difficult to replace, and because the Company is a small company, it believes that the loss of key employees may be more disruptive to the Company than it would be to a large, international company. The Company's success also depends, in part, on its continuing ability to identify, hire, train and retain other highly qualified personnel. In addition, the Company may be unable to effectively plan for the succession of senior management. The loss of key personnel or the failure to attract and retain qualified personnel may have a material adverse effect on the Company's business, financial condition and results of operations.

*The Company Will Be Reliant Upon Technology And The Disruption Or Malfunction In The Company's Information Systems Could Adversely Affect The Company's Business*

The Company's industry depends upon the use of sophisticated technology and systems to process, transmit and store electronic information, including those utilized for the Company's sales, inventory, customer management, administrative systems, business processes including product development, marketing, sales, order processing, production, distribution, finance and intracompany communications throughout the world. Consequently, disruptions or malfunctions in technology can impact the Company's revenue. The operation of many of these systems is dependent upon third party data communication networks and software upgrades, maintenance and support. Furthermore, a significant portion of the communications between, and storage of personal data of, the Company's personnel, customers, and suppliers depends on information technology. The Company's information technology systems, and the systems of the parties the Company communicates and collaborates with, may be vulnerable to a variety of interruptions due to events beyond the Company's control, including, but not limited to, network or hardware failures, malicious or disruptive software, unintentional or malicious actions of employees or contractors, cyberattacks by common hackers, criminal groups or nation-state organizations or social-activist (hacktivist) organizations, geopolitical events, natural disasters, failures or impairments of telecommunications networks, or other catastrophic events. Accordingly, an extended interruption in the ability of any system to function could significantly curtail, directly and indirectly, the Company's ability to conduct its business and generate revenue.

*Risks Related to Cybersecurity*

Cyber threats are constantly evolving and this increases the difficulty of detecting and successfully defending against them. These events could compromise the Company's confidential information, impede or interrupt the Company's business operations, and may result in other negative consequences, including remediation costs, loss of revenue, litigation and reputational damage. While the Company will implement administrative and technical controls and taken other preventive actions to reduce the risk of cyber incidents and protect the Company's information technology, they may be insufficient to prevent physical and electronic break-ins, cyber-attacks or other security breaches to the Company's computer systems.

*Failure To Maintain The Integrity Of Internal Or Customer Data Could Result In Faulty Business Decisions, Damage Of Reputation And/Or Subject The Company To Costs, Fines Or Lawsuits*

The Company's business requires the collection and retention of internal and customer data, including credit card numbers and other personally identifiable information of the Company's employees and customers as such information is entered into, processed, summarized, and reported by the various information systems the Company uses. The integrity and protection of that customer, employee, and company data is critical to the Company. The Company's customers have a high expectation that the Company will adequately protect their personal information, and the regulatory environment surrounding information security and privacy is increasingly demanding, both in the United States and in international jurisdictions. If the Company fails to maintain compliance with the various U.S. and international laws and regulations applicable to the protection of such data or with the Payment Card Industry ("PCI") data security standards, the Company's ability to process such data could be adversely impacted and expose the Company to fines, litigation or other expenses or sanctions.

*Changes In Privacy Laws Could Adversely Affect The Company's Ability To Utilize Customer Data And Market Its Products Effectively And Could Impact The Company's Results From Operations Or Result In Costs And Fines*

The Company's business operations are subject to various U.S. and international privacy and data protection laws. Any future changes or restrictions in United States or international privacy and data protection laws could adversely affect the Company's operations, including the Company's ability to utilize customer data, which could adversely impact the Company's finances. Compliance with such future changes or restrictions could result in significant costs. Failure to comply could expose the Company to fines, litigation, or other expenses or sanctions.

*The Company's Marketing And Advertising Strategies May Not Be Successful*

The Company's products are marketed in the United States and internationally through a diverse spectrum of advertising, marketing and promotional programs, with its products being marketed specifically for its target audience in the regions and countries in which those products are offered. The Company's marketing efforts are centered on generating brand awareness and driving retailer and consumer demand for its products. The Company strives to educate consumers on its products, develop tools and platforms to drive consumer engagement and establish a recognizable shelf presence through the use of displays and recognizable packaging. The Company's campaigns are launched across a varied communications platform, including digital and social media, magazines and newspapers and email. In addition, the Company seeks editorial coverage for its products in digital, social and print media. If these marketing and advertising programs and strategies are not successful, the Company's product sales and brand reputation may be affected.

*There May Be Claims Made Against The Company From Time To Time That Could Result In Litigation, Distract Management From The Company's Business Activities And Result In Significant Liability Or Damage To The Company's Brand. The Company May Also Experience Product Recalls*

As a small company with expanding operations, the Company increasingly faces the risk of litigation and other claims. Litigation and other claims may arise in the ordinary course of the Company's business and, in addition to product-oriented allegations and personal injury claims, include without limitation employee and customer claims, commercial disputes, and intellectual property issues. These claims can raise complex factual and legal issues that are subject to risks and uncertainties and could require significant management time. Litigation and other claims against the Company, even if the Company is ultimately successful, could result in unexpected expenses and liabilities, which could materially and adversely affect the Company's operations, financial condition and reputation.

*The Company's Success Depends On Its Ability To Operate Its Business Without Infringing, Misappropriating Or Otherwise Violating The Trademarks, Patents, Copyrights And Other Proprietary Rights Of Third Parties*

The Company's commercial success depends in part on its ability to operate without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights, trade secrets, publicity and other proprietary rights of others. The Company cannot be certain that the conduct of its business does not and will not infringe, misappropriate or otherwise violate such rights. From time to time, the Company may receive allegations of intellectual property infringement and third parties may file claims against the Company with allegations of intellectual property infringement. To the extent the Company gains greater visibility and market exposure, it may also face a greater risk of being the subject of such claims and litigation. For these and other reasons, third parties may allege that the Company's products or activities infringe, misappropriate, dilute or otherwise violate their trademark, patent, copyright, trade secret, publicity or other proprietary rights. Defending against allegations and litigation could be expensive, occupy significant amounts of time, divert management's attention from other business concerns and have an adverse impact on the Company's ability to bring products to market. In addition, if the Company is found to infringe, misappropriate, dilute or otherwise violate third-party trademark, patent, copyright, trade secrets, publicity or other proprietary rights, the Company's ability to use brands to the fullest extent it plans may be limited, the Company may need to obtain a license, which may not be available on commercially reasonable terms, or at all, or the Company may need to redesign or rebrand its marketing strategies or products, which may not be possible. The Company may also be required to pay substantial damages or be subject to an order prohibiting it and its retail partners from importing or selling certain products or engaging in certain activities. The Company's inability to operate its business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and proprietary rights of others could have a material adverse effect on its business, financial condition and results of operations.

***If The Company Fails To Manage Its Inventory Effectively, Its Results Of Operations, Financial Condition And Liquidity May Be Materially And Adversely Affected.***

The Company's business requires it to manage inventory effectively. The Company may at times depend on its forecasts of demand for, and popularity of, various products to make purchase decisions and to manage its inventory of SKUs. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. Demand may be affected by new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer tastes with respect to its products and other factors, and the Company's consumers may not purchase products in the quantities that the Company expects. It may be difficult to accurately forecast demand and determine appropriate levels of product or componentry. If the Company fails to manage its inventory effectively or negotiate favorable credit terms with third-party suppliers, it may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, if the Company is required to lower sale prices in order to reduce inventory level or to pay higher prices to its suppliers, the Company's profit margins might be negatively affected. Any of the above may materially and adversely affect the Company's business, financial condition and results of operations.

*The Company May Experience Difficulties In Maintaining Or Expanding Its Sales In Its Current And Targeted International Markets And Its International Sales Expose The Company To Risks And Expenses Inherent In Operating Or Selling Products In Foreign Jurisdictions, And Developing And Emerging Markets In Particular, Where The Risks May Be Heightened*

There can be no assurance that the Company will be able, in the future, to transact with international distribution partners or any other similar distributor on favorable terms or at all. Several factors, including legal and regulatory compliance, and weakened economic conditions in any of the Company's international markets, could adversely affect such growth.

*The Company Is Subject To Insurance-Related Risks*

The Company plans to, at some time in the future, purchase liability insurance, business interruption and property insurance and the Company's insurance coverage will include deductibles, self-insured retentions, limits of liability and similar provisions. However, there is no guarantee that the insurance coverage will be sufficient, or that insurance proceeds will be timely paid to the Company. In addition, there are types of losses the Company may incur but against which it cannot be insured or which the Company believes are not economically reasonable to insure, such as losses due to acts of war or certain natural disasters. If the Company incurs these losses and they are material, the Company's business, operating results and financial condition may be adversely affected. Also, certain material events may result in sizable losses for the insurance industry and materially adversely impact the availability of adequate insurance coverage or result in significant premium increases. Accordingly, the Company may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to such market changes.

*Use Of Social Media May Materially And Adversely Affect The Company's Reputation Or Subject It To Fines Or Other Penalties*

The Company uses, or will use the internet and social media networks including Facebook, Instagram and Twitter to reach customers. Negative commentary regarding the Company or its products may be posted on the Company's social media platforms and may be adverse to the Company's reputation or business. The Company's target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording the Company an opportunity for redress or correction. The Company also uses these third-party social media platforms as marketing tools. As e-commerce and social media platforms continue to rapidly evolve, the Company must continue to maintain a presence on these platforms and establish presence on new or emerging popular social media platforms. If the Company is unable to cost-effectively use social media platforms as marketing tools, the Company's ability to acquire new consumers and the Company's financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by the Company, the Company's employees or third parties, whether or not acting at the Company's direction, to abide by applicable laws and regulations in the use of these platforms and devices could subject it to regulatory investigations, lawsuits, liability, fines or other penalties and have a material adverse effect on the Company's business, financial condition and results of operations.

*Compliance With Existing And Changes In Legal, Regulatory And Industry Standards May Adversely Affect The Company's Business*

In the United States and in the Company's international markets, the manufacturing, packaging, labelling, handling, distribution, importation, exportation, licensing, sale and storage of the Company's products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at all levels of government in the United States and other foreign jurisdictions. There is currently no uniform regulation applicable to clothing, merchandise and adventure travel products worldwide. There can be no assurance that the Company is in compliance with all of these laws, regulations and other constraints. The Company's failure to comply with these laws, regulations and other constraints or new laws, regulations or constraints could lead to the imposition of significant penalties or claims and could negatively impact the Company's business, financial condition and results of operations. In addition, a change in existing legal, regulatory, and industry standards or the adoption of new laws, regulations, standards or other constraints or changes in the interpretations of such requirements may result in significant compliance costs or lead the Company to discontinue product sales and may have an adverse effect on the packaging, labelling or marketing of the Company's products, resulting in significant loss of sales and production delays. The introduction of new environmental laws affecting the size or materials composition of the Company's packaging could impact the visibility of the Company's products on the display shelves of the Company's retail partners or require necessary changes to product formulation, labelling, packaging or marketing, which may result in significant loss of sales or production delays. Any of the foregoing could have a material adverse effect on the Company's business, financial condition or results of operations.

*Facilities Of The Company's Third-Party Manufacturers May Be Subject To Audit, Inspection, Or Regulation By Regulatory Authorities*

Facilities of the Company's third-party manufacturers may be subject to audit, inspection, or regulation by applicable regulatory authorities. The Company's operations could be harmed if regulatory authorities make determinations that the Company, or its vendors and business partners, are not in compliance with applicable regulations. If a regulatory authority discovers or otherwise becomes aware of a violation of law, it may, among other things, enjoin the Company's manufacturer's operations, seize product, and impose administrative, civil or criminal penalties. If the Company or its manufacturers fail to comply with applicable regulatory requirements, the Company could be required to take costly corrective actions, including without limitation suspending manufacturing operations, changing product formulations, suspending sales, or initiating product recalls. In addition, compliance with applicable regulations has increased and may further increase the cost of manufacturing certain of the Company's products as the Company works with the Company's vendors to assure they are qualified and in compliance. Any of these outcomes could have a material adverse effect on the Company's business, financial condition and results of operations.

*Government Regulations And Private Party Actions Relating To The Marketing And Advertising Of The Company's Products May Restrict, Inhibit Or Delay The Company's Ability To Sell The Company's Products And Harm The Company's Business, Financial Condition And Results Of Operations*

Government authorities regulate advertising and product claims regarding the nature, performance and benefits of the Company's products. These regulatory authorities typically require a reasonable basis to support any marketing claims. What constitutes a reasonable basis for substantiation can vary widely from market to market, and there is no assurance that the efforts that the Company undertakes to support the Company's claims will be deemed adequate for any particular product or claim. A significant area of risk for such activities relates to improper or unsubstantiated claims about the Company's products and their use or safety. If the Company is unable to show adequate substantiation for the Company's product claims, or the Company's promotional materials make claims that exceed the scope of allowed claims for the classification of the specific product, the FTC or other regulatory authorities could take enforcement action or impose penalties, such as monetary consumer redress, requiring the Company to revise its marketing materials, amend the Company's claims or stop selling certain products, all of which could harm the Company's business, financial condition and results of operations. Any regulatory action or penalty could lead to threatened or actual private party claims or actions, including Class Actions, or such claims and actions may arise in the absence of regulatory action or requirements. These claims or actions, particularly any unfavorable resolution thereof, may restrict, inhibit or delay the Company's ability to sell products and could further harm the Company's business, financial condition and results of operations.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

*The Company And The U.S. And Global Economies Have Been Substantially Affected By The Coronavirus Pandemic*

In late 2019, a novel coronavirus (COVID-19) surfaced, reportedly, in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and many states and countries, including the United States, have initiated significant restrictions on business operations. The Company faces uncertainty as the ongoing pandemic causes significant disruption to U.S and global markets and business, and the indoor recreational industry in general. The overall and long-term impacts of the outbreak are unknown and evolving. This pandemic has adversely affected our business as it has most businesses and this or another pandemic, epidemic or outbreak of an infectious disease in the United States or in another country may adversely affect our business. The spread of a disease could lead to unfavorable economic conditions, which would adversely impact our operations. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The effects of such a widespread infectious disease and epidemic has already caused and may continue to cause or may cause in the future, an overall decline in the U.S. and world economy as a whole. The actual effects of the spread of coronavirus or of another pandemic are difficult to assess as the actual effects will depend on many factors beyond the control and knowledge of the Company. However, the spread of the coronavirus, if it continues, and any future similar occurrence may cause an overall decline in the economy as a whole and therefore may materially harm our Company long term. At the time of this filing, there is uncertainty as to what long-term restrictions or other effects will occur in our industry. There is also uncertainty as to what will happen to in this regard should another health-related outbreak occur in the future. All of these risks, and many others known or unknown, related to this outbreak, and future outbreaks, pandemics or epidemics, could materially affect the long-term business of the Company and your investment.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Zane Lamprey | 1,941,556 | Class A Common Stock | 51.0 |
| Zane Lamprey | 51 | Class B Common Stock | 51.0 |
| Melissa Lamprey | 1,941,556 | Class A Common Stock | 49.0 |
| Melissa Lamprey | 49 | Class B Common Stock | 49.0 |

## The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 133,750 of Class B Common Stock.

*Class A Common Stock*

The amount of security authorized is 500 with a total of 100 outstanding.

*Voting Rights*

1 vote per share

*Material Rights*

Liquidation Rights. In the event of liquidation of the corporation, the shareholder's rights with respect to the withheld consideration will be subordinate to the rights of any other shareholder.

Drag Along Rights. (Article XV in the Company Bylaws)

Section 1. Right to Sell Corporation. The holder or holders of at least a majority of the outstanding Class A Common Stock and at least a majority of the outstanding Class B Common Stock (together, the "Drag-Along Seller") have the right to seek and approve a Drag-Along Sale of the corporation. If at any time, the Drag-Along Seller receives a bona fide offer from an Independent Purchaser for a Drag-Along Sale, the Drag-Along Seller shall have the right to require that each other shareholder participate in the sale in the manner provided in this Article XV, Section 1; provided, however, that no shareholder is required to transfer or sell any of its shares if the consideration for the Drag-Along Sale is other than cash or registered securities listed on an established U.S. securities exchange or traded on the NASDAQ National Market. Every shareholder shall promptly deliver to the Board a written notice of any offer or indication of interest for a Drag-Along Sale that it receives from a third party, whether the offer or indication of interest is formal or informal, binding or non-binding, or submitted orally or in writing, and a copy of the offer or indication of interest, if it is in writing. The foregoing written notice must state the name and address of the prospective acquiring party and, if the offer or indication of interest is not in writing, describe the principal terms and conditions of the proposed Drag-Along Sale.

Notwithstanding any provision of these Bylaws to the contrary, the provisions of Article XIV (Right of First Refusal) do not apply to any transfers made pursuant to this Article XV, Section 1.

(a) Sale Notice. If the Drag-Along Seller approves a Drag-Along Sale (an "Approved Sale"), the Drag-Along Seller shall deliver a written notice (a "Drag-Along Notice") to the corporation and each shareholder no more than 10 days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Approved Sale and, in any event, no later than 20 days before the closing date of the Approved Sale. The Drag-Along

Notice must include a copy of this Article XV, Section 1 and shall describe in reasonable detail:

(i) the name of the Independent Purchaser to whom the shares or assets are proposed to be sold;

(ii) the proposed date, time, and location of the closing of the Approved Sale;

(iii) the per share purchase price and the other material terms and conditions of the Approved Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation of that consideration; and

(iv) a copy of any form of agreement executed or proposed to be executed in connection the Approved Sale.

(b) Drag-Along Sale Obligations. From and after the effective date of a Drag-Along Notice, the corporation, the Board, and every shareholder shall do the following:

(i) cooperate in good faith to authorize and consummate the Approved Sale;

(ii) Take all reasonably necessary actions that are requested by the Board or the Drag-Along Seller in connection with the consummation of the Approved Sale;

(iii) If the Approved Sale requires the vote or approval of shareholders or any class of shareholders, each shareholder who is entitled to approve or vote on the Approved Sale shall approve, vote in favor of, give its consent to, raise no objection against, and refrain from exercising any appraisal or dissenters' rights with respect to, the Approved Sale;

(iv) Execute and deliver (or cause to be executed and delivered) any acquisition agreement and other transaction documentation requested by the Board or the Drag-Along Seller to consummate the Approved Sale, so long as the acquisition agreement and other transaction documentation are on the same economic terms and conditions with respect to all the holders of common stock of the corporation and comply with any applicable terms of any preferred stock that is outstanding, with respect to the preferred stock;

(v) If the Approved Sale will constitute a sale of shares, each shareholder shall

(A) agree to sell all its shares (and any other securities of the corporation) that are to be sold, exchanged, or otherwise transferred in the Approved Sale at the price and on the same economic terms and conditions as those shares (and any other securities of the corporation) will be sold by the Drag-Along Seller or, if the Drag-Along Seller does not own any shares of a particular class, on the terms and conditions approved by the DragAlong Seller (so long as those terms and conditions comply with the terms of the class of stock), and (B) deliver to the purchaser at the closing of the Approved Sale any and every certificate (if any) representing any of the shares that will be sold, exchanged, or otherwise transferred in the Approved Sale, together with one or more duly completed and executed letters of transmittal, transfer powers, assignments, or other applicable instruments of transfer in form and substance identical to those executed and delivered by the Drag-Along Seller in connection with the closing of the Approved Sale; and

(vi) Take all reasonably necessary actions that are requested by the Board or the Drag-Along Seller to accomplish the distribution of the aggregate consideration received from the Approved Sale. Additionally, each shareholder holding stock that is convertible into common stock shall convert that stock into shares of common stock immediately before the Approved Sale. Without limiting the generality of the foregoing provisions of this Article XV, Section 1(b), and for avoidance of doubt, each holder of outstanding Class A Common Stock shall join with the Drag-Along Seller on a joint or several basis in making all covenants, representations, and warranties of shareholders provided in the acquisition agreement for the Approved Sale and on a pro rata basis with respect to any escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment provided in the acquisition agreement or other transaction documentation, provided that the holders of the Class A Common Stock agree in the acquisition agreement, other transaction documentation, or a separate agreement to indemnify each other to the extent any holder of Class A Common Stock is held responsible for more than its pro rata share of any indemnity claim with respect to the Approved Sale. Each Class A Common Stock holder’s pro rata share of any escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment provided in the acquisition agreement or other transaction documentation for the Approved Sale will based on the amount by which the shareholder’s share of the aggregate proceeds paid with respect to its shares would have been increased or reduced (as applicable), if the aggregate proceeds available for distribution to the shareholders from the Approved Sale had been increased or reduced (as applicable) by the total amount of the escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment.

(c) Waiver and Limitation of Rights. Nothing in this Article XV, Section 1 should be construed to grant to any shareholder any appraisal or dissenters’ rights with respect to an Approved Sale or give any shareholder a right to vote in any transaction for which the shareholder does not otherwise have any voting rights. To the extent lawful, every shareholder waives any and all such rights under Delaware Law and any other appraisal rights, dissenters' rights, or similar rights arising in connection with an Approved Sale and grant to the Drag-Along Seller the sole right to approve or consent to a Drag-Along Sale, without the approval or consent of any other shareholders.

(d) Approved Sale Consideration. The consideration to be received by a shareholder who owns any Class B Common Stock shall be the same form and amount of consideration per share of Class B Common Stock to be received by the Drag-Along Seller for its Class A Common Stock (or, if the Drag-Along Seller is given an option as to the form and amount of consideration to be received, the same option shall be given) and the terms and conditions of the sale shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Drag-Along Seller sells its Class B Common Stock. With respect to an Approved Sale that is structured as a sale of all or substantially all the assets of the corporation, each shareholder of the corporation shall receive its share of the sale proceeds in accordance with the provisions of the Articles, these Bylaws, and applicable law. If the Approved Sale is structured as a sale of shares, each shareholder will receive the consideration for its shares that is set forth in the acquisition agreement for the Approved Sale.

Nothing in this Agreement prohibits a shareholder, or any member, partner, employee, or shareholder of a shareholder, from receiving either (i) additional ordinary and customary consideration for entering into restrictive covenants or bona fide employment agreements or similar arrangements in favor of the acquired party or any of its affiliates, or (ii) the right to make a debt or equity investment in the acquired party or any of its affiliates (whether directly or through retention or contribution of a portion of the shareholder's shares) (e) Delivery of Certificates. Each shareholder who holds uncertificated shares of the corporation authorizes the Secretary of the corporation to transfer its shares on the books of the corporation in connection with an Approved Sale and shall execute all documentation required by the corporation with respect to that transfer. If a shareholder fails to deliver to the acquiring party at the closing of an Approved Sale a certificate for shares that are represented by a certificate and the related instruments of transfer, as required by this Article XV, Section 1, or, in lieu of any certificate that has been lost, stolen, or destroyed, an affidavit (and indemnification agreement) in form and substance acceptable to the Board that attests to the loss, theft, or destruction of the certificate, the shareholder: (i) will not be entitled to receive its share of the consideration from the Approved Sale with respect each share that is represented by the lost, stolen, or destroyed certificate, until the shareholder cures the failure (provided that no interest will be payable on the withheld consideration pending the shareholder's cure of the failure, and the withheld consideration will be subject to reduction to reimburse the corporation for any costs and expenses reasonably incurred by the corporation in connection with the failure and subsequent cure), (ii) will cease to be a shareholder of the corporation or to have any voting rights (if it had any voting rights) as a shareholder after the closing of the Approved Sale, (iii) will not be entitled to any distributions declared or made after the Approved Sale with respect to shares held by the shareholder, until the shareholder cures the failure, (iv) will have no other rights or privileges granted to shareholders under these Bylaws, and (v) in the event of liquidation of the corporation, the shareholder's rights with respect to the withheld consideration will be subordinate to the rights of any other shareholder.

(f) Plan Assets. Any shareholder whose assets constitute assets of one or more employee benefit plans (an "ERISA Shareholder") and are subject to Part 4 of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), shall not be obligated to sell to any person to whom the sale of shares would constitute a non-exempt "prohibited transaction" within the meaning of ERISA or the Internal Revenue Code of 1986, as amended from time to time; provided, however, that if so requested by the Drag-Along Seller: (i) the ERISA Shareholder has taken commercially reasonable efforts to (x) structure the sale of shares so as not to constitute a non-exempt "prohibited transaction" or (y) obtain a ruling from the Department of Labor to the effect that the sale (as originally proposed or as restructured pursuant to clause (i)(x)) does not constitute a non-exempt "prohibited transaction," and (ii) the ERISA Shareholder shall have delivered an opinion of counsel (which opinion and counsel are reasonably satisfactory to the Drag-Along Seller) to the effect that the sale (as originally proposed or as restructured pursuant to clause (i)(x)) would constitute a non-exempt "prohibited transaction."

(g) Expenses. The fees and expenses of the Drag-Along Seller incurred in connection with a Drag-Along Sale and for the benefit of all shareholders (it being understood that costs incurred by or on behalf of a Drag-Along Seller for its sole benefit will not be considered to be for the benefit of all shareholders), to the extent not paid or reimbursed by the corporation or the Independent Purchaser, shall be shared by all the shareholders on a pro rata basis, based on the consideration received by each shareholder; provided, that no shareholder shall be obligated to make any out-of-pocket expenditure before the consummation of the Drag-Along Sale. Section 2. Defined Terms. For purposes of this Article XV, the following terms are defined as follows:

(i) "Affiliate" means, with respect to any person, (A) any person directly or indirectly controlling, controlled by, or under common control with the person, (B) any person directly or indirectly owning or controlling 10% or more of any class of outstanding voting securities of the person, or (C) any officer, director, general partner, or trustee of any person described in clause (A) or (B); "control," including the terms "controlled by" and "under common control with," means the power to direct the affairs of a person by reason of ownership of voting securities, by contract, or otherwise.

(ii) "Drag-Along Sale" means any transaction or series of related transactions pursuant to which an Independent Purchaser will acquire, whether by merger, liquidation, consolidation, reorganization, combination, recapitalization, or a sale, exchange, or other transfer, (A) all or substantially all of the assets of the corporation determined on a consolidated basis, or (B) both a majority of the Class A Common

Stock and a majority of the Class B Common Stock (or any securities issued in respect of, or in exchange or substitution for, any of those shares in connection with any stock split, dividend, or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization).

(iii) "Independent Purchaser" means a person who is not a holder of Class A Common Stock or an Affiliate of a holder of Class A Common Stock.

(iv) "Initial Public Offering" means any offering of the corporation's common stock pursuant to a registration statement filed in accordance with the Securities Act of 1933, as amended.

*Class B Common Stock*

The amount of security authorized is 6,000,000 with a total of 4,694,712 outstanding.

*Voting Rights*

There are no voting rights associated with Class B Common Stock.

*Material Rights*

Please see Draf Along rights referenced above in Class A Common Stock other material rights section.

## What it means to be a minority holder

As a minority holder of Adv3nture, Inc.'s Class B Common Stock, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

The term "dilution" refers to the reduction (as a percentage of the aggregate shares outstanding) that occurs for any given share of stock when additional shares are issued. If all of the shares in this offering are fully subscribed and sold, the shares offered herein will constitute approximately 10.7% of the total shares of stock of the Company.

The Company anticipates that subsequent to this offering, it may require additional capital and such capital may take the form of shares of Class B Common Stock, other stock, securities or debt convertible into equity. Your stake in the Company could be diluted due to the Company issuing additional shares of Class B Common Stock or other securities such as other stock, securities or debt convertible into equity. When the Company issues more securities, the percentage of the Company that you own will decrease, even though the value of the Company may increase. If this event occurs, you may own a smaller piece of a larger company. An increase in number of shares of stock could also result from a securities offering (such as an initial public offering, an additional equity crowdfunding round, a venture capital round, or an angel investment), employees or others exercising stock or other equity options, or by conversion of certain instruments such as convertible bonds, other convertible classes of stock or warrants into other equity. If the Company decides to issue more stock or other securities, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share, although this typically occurs only if the Company offers dividends, and most early stage companies like the Company are unlikely to offer dividends, preferring to invest any earnings into the Company.

The type of dilution that negatively affects early-stage investors most occurs when the Company sells more shares of stock or securities in a “down round,” meaning at a lower valuation than in earlier offerings. This type of dilution might also happen upon conversion of convertible notes into shares of stock. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares of stock than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a stock price ceiling. Either way, the holders of the convertible notes get more shares of stock for their money than would new investors in that subsequent round. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares of stock for their money. Investors should pay careful attention to the amount of convertible notes that a company has issued and may issue in the future, and the terms of those notes. At present, the Company has not issued any convertible notes, but it is possible that such notes could be issued in the future.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares of common stock can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, control, share of revenues and earnings per share.

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust

controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class B Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $539,050.00
  **Number of Securities Sold:** 287,329
  **Use of proceeds:** Operations and inventory.
  **Date:** August 28, 2019
  **Offering exemption relied upon:** Regulation CF

- **Name:** Class B Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $58,500.00
  **Number of Securities Sold:** 24,900
  **Use of proceeds:** Inventory and operations
  **Date:** December 14, 2020
  **Offering exemption relied upon:** 506(b)

## Financial Condition and Results of Operations

### Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

### Results of Operations

Circumstances which led to the performance of financial statements:

Results of Operations

<u>Year ended December 31, 2019 compared to year ended December 31, 2018</u>

Revenue

2020 was a very successful year for the Company as we experienced a significant increase over the previous years' revenue. Gross revenues in 2020 were $1,020,703, coming from on-line sales, as well as crowdfunding campaigns on Kickstarter and Indiegogo campaigns. We believe these increased sales, up from $138,089 on-line sales in 2019, are a result of improved marketing and exposure in the marketplace to groups outside our previous customer base.

### Cost of Sales

Cost of sales in 2020 were $512,953, which we expect to drop considerably in subsequent years due to the building of our in-house marketing team, which brings many years of experience in increased ROAS in social media and digital marketing. Our cost of revenues in 2019 were significantly lower, at $138,089, but the ROAS were comparatively less than the ratio of spend-to-revenue in 2020.

### Gross margins

We expect our gross margins to increase significantly in the coming years, as we have moved our shipping and fulfillment in-house, after years of using a third party fulfillment partner. Moving to in-house fulfillment has already shown a 27% overall reduction in fulfillment and shipping costs, with a 50% reduction in the Pacific Northwest, which is one of our largest consumer markets. We have also moved back to overseas manufacturing, after moving to American-made manufacturing in 2020. Overseas manufacturing will increase margins, as the cost of goods are significantly less compared to our domestic manufacturing.

### Expenses

The Company's expenses consist of, among other things, rent, compensation, marketing and sales expenses, as well as research, development, inventory management and inventory. Operating expenses increased from $98,251 in 2019 to $420,528 in 2020. Much of this was due to the costs of transition away from our third party fulfillment partner, and the costs of American manufacturing, which we transitioned to in 2020, and then away from in January of 2021.

### Historical results and cash flows:

The company believes that past sales numbers from online sales will continue to grow, and that historical results of online store sales from 2020 are representative of what investors should expect in the future.

## Liquidity and Capital Resources

### What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has cash on hand, as of September 23, 2021, is $15,400.00

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The funds from this Regulation CF offering are crucial to the company operations. Inventory orders must be fulfilled and the company is relying on capital raised from this offering, in part, to fulfill those orders.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

While the funds from this Regulation CF offering are important to the company, the company's viability is not dependant on this offering alone. The company has ongoing sales, the expected strong holiday season approaching, and the ability to raise capital by other means if needed.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

The minimum of $10,000 will assist with the ongoing expenses of the company. Expenses incluse overhead, inventory, marketing and other typical operating expenses. However, as previously noted, the company's viability is not dependent on this offering alone.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If we raise the maximum goal, the capital raised, along with our ongoing sales and other revenue and capital streams, will give the company a runway of 12 to 18 months. Expenses associated with projected operations include investory, marketing, new product development, operations and working capital.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

In addition to this Regulation CF offering, the company is planning to follow up with a Regulation A offering, as well as future rewards-based crowdfunding campaigns to launch new products. In addition, the company anticipates revenues from sales of our existing and future products through the online store. Additionally, expects to launch physical showroom locations, and the company anticpates revenues from this new area of the company

## Indebtedness

- **Creditor:** Zane Lamprey
  **Amount Owed:** $191,688.00
  **Interest Rate:** 6.0%

- **Creditor:** Zane Lamprey
  **Amount Owed:** $150,000.00
  **Interest Rate:** 6.0%

- **Creditor:** Shopify
  **Amount Owed:** $8,388.39
  **Interest Rate:** 0.0%

## Related Party Transactions

## Valuation

**Pre-Money Valuation:** $18,779,248.00

**Valuation Details:**

The valuation was determined by the company's board and management based upon the present state of the company, industry accolades, projected revenues, market analysis, and other factors.

The valuation is based, in part, upon the increasing online sales through our e-commerce portal, which has seen nearly doubling revenue every year for the past two years; 2018 ($80,966), 2019 ($394,744) and 2020 ($692,397).

Market analysis shows that in 2020, the global Outdoor Gear and Equipment market size was USD 49250 million and it is expected to reach USD 75330 million by the end of 2027, with a CAGR of 5.8% during 2021-2027. With our shifting from a 3PL to self-fulfillment, enabling us to open showrooms in strategic markets, we are expecting to be able to expand within the travel sector of the outdoor marketplace, while reducing our fulfillment costs.

As for comparable companies at this stage and their valuations, clothing company DSTLD raised capital with a $35M valuation. At the time, their last reported audited revenues, for year-end 2017, were $3,849,646. This valuation was 9.2X revenues. Our valuation is 7.79X revenues.

Another company that has raised capital on the StartEngine platform in a different industry but at a similar stage, ONE ROQ Spirits raised capital at a $10M valuation after having $9,992 of revenues in 2018.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:(i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  14.0%
  These funds will be used for day-to-day operations of the business, including rent, utilities and supplies.

- *Marketing*
  17.0%
  These funds will be used for digital marketing, social media strategy, photographic and video assets, as well as influencer programs.

- *Research & Development*
  9.0%
  Innovation is at the heart of our company. Staying ahead of the competition, as well as constantly striving to improve our existing product lines, is what keeps us ahead of the game.

- *Company Employment*
  23.0%
  Our team is the most important asset that we have.

- *Inventory*
  24.0%
  We have four product releases to coincide with the seasons.

- *Working Capital*
  9.5%
  Working capital is put aside as a buffer for when things need extra funding.

If we raise the over allotment amount of $535,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*

32.0%
As fund increase, it will enable us to release more product lines.

- *Company Employment*
  26.0%
  With more funds, we will be able to hire more people.

- *Marketing*
  15.0%
  Marketing is key.

- *Working Capital*
  9.5%
  This is a buffer.

- *Research & Development*
  9.0%
  Staying ahead of the game.

- *Operations*
  5.0%
  Overhead.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at adv3nture.com (adv3nture.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/adv3nture-2

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ADV3NTURE, INC.

*[See attached]*

# Adv3nture Inc.

(a Delaware Corporation; previously known as Adv3nture LLC)

**Unaudited Financial Statements**

Period of January 1, 2019 through December 31, 2020

Reviewed by:

TaxDrop

TaxDrop LLC

A New Jersey CPA Company

# Financial Statements

# Adv3nture Inc.

Table of Contents

TaxDrop
CPA & Advisor

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 12, 2021

To: Board of Directors of Adv3nture Inc.
Attn: Zane Lamprey, CEO

Re: 2020 and 2019 Financial Statement Review
Adv3nture Inc.

We have reviewed the accompanying financial statements of Adv3nture Inc. (the "Company"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2019 through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Adv3nture Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

# ADV3NTURE, INC
## BALANCE SHEET
## Years Ended December 31, 2020 and December 31, 2019
## (unaudited)

| ASSETS | 2020 | 2019 |
|---|---|---|
| **Current Assets** | | |
| Cash and cash equivalents | 76 | 6,296 |
| Accounts Receivable - Related Parties | 48,148 | 46,747 |
| Loans to Officers | 598,080 | 310,893 |
| **Total Current Assets** | **646,304** | **363,936** |
| **Investments - Other** | | |
| Inventory | $ 147,829 | $ 230,866 |
| **Total Investments - Other** | **147,829** | **230,866** |
| **Total Assets** | **794,133** | **594,802** |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Accounts Payable | 14,768 | 33,551 |
| Notes and Loans Payable | 150,000 | 150,000 |
| Loan Payable - Shopify | 41,688 | 0 |
| **Total Current Liabilities** | **206,456** | **183,551** |
| **Total Liabilities** | **206,456** | **183,551** |
| Stockholders' deficit | | |
| Current Year Earnings | | |
| Common Stock, $0.00001 par value; 6,000,500 (Common A) and 6,000,000 (Common B) authorized | 46 | 46 |
| APIC | 726,654 | 652,350 |
| Retained Earning | (139,023) | (241,145) |
| **Total Stockholders' Deficit** | **587,677** | **411,251** |
| **Total Liabilities and Stockholders' Deficit** | **$ 794,133** | **$ 594,802** |

**ADV3NTURE, INC**
**INCOME STATEMENT**
**Years Ended December 31, 2020 and December 31, 2019**
**(unaudited)**

| | 2020 | 2019 |
|---|---|---|
| Revenues | 1,020,703 | 138,089 |
| Cost of revenues | 512,953 | 345,289 |
| **Net Profit** | **507,750** | **(207,200)** |
| **Operating Expenses** | | |
| General and administrative | 106,378 | 30,555 |
| Payroll | 85,231 | 32,058 |
| Independent Contractors | - | |
| Commissions | - | |
| Legal and professional | 67,955 | 24,002 |
| Advertising and marketing | 154,962 | 6,870 |
| Insurance | | |
| Interest | 6,001 | 4,766 |
| Travel | | |
| Taxes | | |
| Product development | - | - |
| **Total Operating Expenses** | **420,528** | **98,251** |
| **Other Income** | | |
| PPP Loan Forgiveness | 14,900 | - |
| **Total Operating Expenses** | **14,900** | **-** |
| **Net Income (Loss)** | **102,122** | **(305,451)** |

# ADV3NTURE, INC
## STATEMENT OF STOCKHOLDERS' EQUITY
### Years Ended December 31, 2020 and 2019
### (unaudited)

| | Class A Common Stock | | Class B Common Stock | | Additional Paid in Capital | Retained Earnings | Total Stockholders' Deficit |
|---|---|---|---|---|---|---|---|
| | Shares | Value | Shares | Value | | | |
| **Balance as of January 1, 2019** | 100 | 0 | 4,294,671 | 43 | 140,000 | 14,260 | 154,303 |
| 2019 Equity Raise | | | 291,799 | 3 | 512,396 | | 512,399 |
| Conversion of Convertible Notes | | | | | 50,000 | | 50,000 |
| Net Income (Loss) | - | - | - | - | - | (305,451) | (305,451) |
| **Balance as of December 31, 2019** | 100 | 0 | 4,586,470 | 46 | 702,396 | (291,191) | 411,251 |
| 2020 Equity Raise | - | - | 53,074 | - | 74,303 | | 74,303 |
| Net Income (Loss) | - | - | - | - | - | 102,122 | 102,122 |
| **Balance as of December 31, 2020** | 100 | 0 | 4,639,544 | 46 | 776,699 | (189,069) | 587,677 |

See accompanying notes to the financial statements

**ADV3NTURE, INC**
**STATEMENTS OF CASH FLOWS**
**Years Ended December 31, 2020 and 2019**
**(unaudited)**

| | 2020 | 2019 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net Income (Loss) | **$ 102,122** | **$ (305,451)** |
| Changes in operating assets and liabilities: | | |
| Increase (Decrease) in accounts receivable | (1,401) | 1,938 |
| Increase (Decrease) in Loans to Officers | (287,187) | (184,320) |
| Increase (Decrease) in Inventory | 83,037 | (90,342) |
| Increase (Decrease) in accounts payable | (18,783) | (54,337) |
| **Net cash provided by (used in) operating activities** | **(122,213)** | **(632,513)** |
| **Cash Flows from Financing Activities** | | |
| Issuance of Loans Payables | 41,688 | 75,000 |
| Equity Raise / Capital Stock | 74,303 | 562,399 |
| **Net cash used in financing activities** | **115,992** | **637,399** |
| **Net change in cash and cash equivalents** | **(6,221)** | **4,886** |
| Cash and cash equivalents at beginning of period | 6,296 | 1,411 |
| **Cash and cash equivalents at end of period** | **$ 76** | **$ 6,296** |

See accompanying notes to the financial statements

# ADV3NTURE, INC.
# NOTES TO FINANCIAL STATEMENTS
# AS OF DECEMBER 31, 2020 and 2019

## NOTE 1 – NATURE OF OPERATIONS

Adv3nture, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on July 31, 2019. The Company sells apparel and accessories for travelers, explorers, and livers of life. The Company's headquarters are in Beverly Hills, California. The Company started as Adv3nture LLC, a Delaware Limited Liability Company that was formed on December 8, 2017, and was the predecessor entity that converted into Adv3nture Inc. The company began operations in 2018.

Since Inception, the Company has relied on the issuance of common stock to fund its operations. As of December 31, 2020, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

### Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

### Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

### Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $76 and $6,296 of cash on hand, respectively.

Accounts Receivable – Related Parties

Accounts Receivables due from related parties are uncollateralized advances provided to the founder and the commonly controlled ventures. As of December 31, 2020 and 2019, company had $48,148 and $46,747 in accounts receivable, respectively. There is no specified maturity date or payment term.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the years ended December 31, 2020 and 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020 and 2019.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling various Adv3nture branded clothing, backpacks, and sporty gear. The Company's payments are generally collected upfront from customers via online sales. For year ended December 31, 2020 and December 31, 2019, the Company recognized $1,020,703 and $138,089 in revenue respectively.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $154,962 and $6,870, respectively, for the years ended December 31, 2020 and 2019.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

Inventories consist of finished good apparel and accessories. The balances at December 31, 2020 and 2019 were $147,829 and $230,866, respectively.

NOTE 4 – LOANS

The Company had loans totaling $191,688 and $150,000 as of December 31, 2020 and December 31, 2019 respectively. Loans totaling $150,000 were issued to family and friends who without specified maturity at 6% per annum. Line of credit issued via Shopify carried a balance as of December 31, 2020 totaling $41,688 and is repaid via revenue proceeds from sales on the Shopify platform.

NOTE 5 – RELATED PARTY

From time to time the Company takes advances from members. As of December 31, 2020 and 2019, the balance of the advances from related parties was $598,080 and $310,893, respectively. These advances have no interest rate or specified maturity date.

NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 7 – EQUITY

Common Stock:

The Company authorized 6,000,500 shares, 500 shares of which shall be Class A Common Stock and 6,000,000 shares of which shall be Class B Common Stock, par value of $0.00001. As of December 31, 2020 and 2019, the Company had 4,639,644 and 4,586,570 shares of common stock issued and outstanding, respectively.

Additional Paid-In-Capital as of December 31, 2020 and 2019 consists primarily of cash contributed by the cofounders.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Cash Advance Received – Related Party

The Company received cash advances of $74,306 on June 30, 2021 in repayment of related party advances previously provided. As of management's evaluation date, a total of $523,774 remains outstanding to be paid.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $535,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $535,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through August 12, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

This offering is not live or open to the public at this moment.

# ADV3NTURE

Innovative Outdoor Apparel


TRAVEL + OUTDOOR APPAREL
MADE WITH THE PLANET IN MIND

Website | Seattle, WA | FASHION & APPAREL

**$0.00** raised

$539,050 previously crowdfunded

| | |
|---|---|
| **0** Investors | **$18.8M** Valuation |
| **$4.00** Price per Share | **$200.00** Min. Investment |
| **Common** Shares Offered | **Equity** Offering Type |
| **$535K** Offering Max | **Reg CF** Offering |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Adv3nture is a premium, lifestyle apparel brand that produces innovative, outdoor apparel for travelers and outdoor enthusiasts. We believe that living life to the fullest means exploring the world around us, which is why we make apparel and accessories to enhance those experiences. We also believe that life should be lived in balance with nature, which is why our goal is to be carbon neutral and produce products that are environmentally sustainable. We plant three trees with every product sold, use no animal products in anything that we make, and work with like-minded manufacturing partners who prioritize environmental sustainability. Conde Nast Traveler called the Adv3nture Hoodie "The only travel clothing you'll ever need," Lonely Planet called our products "The perfect accessory for busy travelers," while Forbes acknowledged that our "multifunctional hoodie made history last week by becoming the most funded [fashion] campaign on Kickstarter ever."

Overview | Team | Terms | Updates | Comments | Follow

## Reasons to Invest

- Increased Revenue: In 2020, our sales greatly increased, with a rise in our revenue 700% over 2019.
- Crowdfunding Success: ADV3NTURE has raised over $4.3M through crowdfunding, with the most successful fashion Kickstarter of all time, and a previous Reg CF which raised $539,123.
- Green Initiatives: We are serious about our green initiatives, like our three tree program, our recycled water bottle products, our animal-free products, and goals of environmental sustainability and carbon neutral manufacturing and fulfillment.

*"The only travel clothing you need"* — Condé Nast Traveler

*"Ridiculously epic."* — GQ

*"The perfect accessory for busy travelers."* — lonely planet

*"Smart-looking casualwear."* — USA TODAY

*"Perfect for traveling"*

BuzzFeed


ZANE LAMPREY | Founder & CEO

Adv3nture founder, Zane Lamprey, traversed the globe hosting shows for Travel Channel, Food Network and National Geographic Channel. While traveling to over 70 countries, he struggled to find apparel that was designed with the traveler in mind, offering stylish options that packed easily, could adapt to changing conditions, and were comfortable during countless hours on planes. He was astounded to find that there was no company that appealed to the millions of people who travel every day.

In 2016, Zane created Adv3nture to fix this problem. He founded Adv3nture to make apparel and accessories for travelers, everyday explorers and livers of life, while adhering to his environmental standards. Whether traveling around the world or taking a trip across town, Adv3nture products have the versatility, materials and innovations to get you there comfortably, and in style.

## HOW IT ALL STARTED

Adv3nture started in 2016 when Zane launched his first Adv3nture product, the Adv3nture Hoodie, which became the most successful fashion Kickstarter campaign ever. The Adv3nture Hoodie raised over $2M through crowdfunding (Kickstarter, Indiegogo and Backerkit). In all, Adv3nture has raised over $4.3 through crowdfunding, providing social proof that there was an unexplored travel niche in the outdoor apparel industry.



Five years later, Adv3nture continues to push the boundaries of innovation for premium apparel and accessories made for travelers who are eager to purchase eco-friendly products. Whether it's a trip around the world or a cross-town commute, Adv3nture apparel and accessories have features and innovations for people on the move, while providing peace of mind with eco-friendly offerings, like our Cascades Jacket, which is made from 100% recycled water bottles.

While our products are made with extreme attention to detail, our goal is to manufacture our lineup from entirely environmentally sustainable material, while maintaining a negative carbon footprint and positive impact on the world around us. This comes from planting three trees, using no animal product in anything that we make, and utilizing recycled materials whenever possible. We have also begun the process of moving to entirely eco-friendly packaging, reducing plastic and non-recyclable materials. This includes mailers (shipping bags and boxes), labels, and hang tags.



INVESTMENT LEVEL
STORE CREDIT
ELECTRONIC CREDIT
STORE DISCOUNT
GOOD FOR ONE YEAR
BONUS SHARES
ADDITIONAL STOCK
DRINKS WITH ZANE
YOU AND A GUEST
(SEA, LA, NYC or MIA)
DINNER WITH ZANE
YOU AND A GUEST
(SEA, LA, NYC or MIA)
$150
$500
$50
$1K
$100
5%
$2.5K
$250
10%
5%
$5K
$500
15%
10%
$10K
$1k
20%
15%
$25K
$2.5K
25%
20%
$50K
$5K
30%
25%
FOR THE $50K INVESTMENT LEVEL, ZANE WILL TRAVEL TO YOU FOR A PRIVATE STAND-UP COMEDY PERFORMANCE


## OUR THREE MISSIONS

We have three missions by which we run our business, create our products, and interact with our customers.

**Product Mission**

We make meaningful products that inspire meaningful lives. We are on a constant journey of improvement, and are consistently looking for ways to make innovative products that make aspects of your life easier, better and more comfortable.

**Social Mission**

We are committed to encouraging personal growth through exploration and adventure. As a well-traveled group, we understand that there is a positive impact when one goes outside their comfort zone. We believe that living life to the fullest means taking an active role in it as a participant, not just an observer.

**Ethical Mission**

To take an active role in how our products are made, and the impact they have on the world around us. We are able to closely monitor our production so that we may better maintain our environmental standards.

## THE “3” IN ADV3NTURE

The “3” in Adv3nture represents the three trees we plant with every purchase. These trees are planted in a partnership with Green Forests Work, a non-profit organization reforesting areas of the Appalachian region that were left derelect from stripmining.


198,123 trees planted to date

## ADV3NTURE PRODUCTS

Adv3nture makes premium products that are innovative, packed with features, and that enhance the travel experience. We partner with top manufacturers to create high-end products that are as durable and well-made as they are comfortable and stylish. We are constantly pushing ourselves to be at the forefront of innovation with regards to design and materials.

### Cascades Jacket



Launching in winter 2021, our Cascades Jacket is made from recycled water bottles. An average of 36 water bottles go into each jacket, keeping them from ending up in the environment. This naturally waterproof fabric is able to be produced with sealed seams (protected even the minute needle holes from leaking), and maintaining a waterproof rating of 5,000mm. Additionally, the Cascades Jacket has strategically positioned pockets for weight distribution, it zips-and-snaps into our inner layers (our Voyageurs Hoodie and Badlands Fleece), and converts into a comfortable pillow while traveling.


REFLECTIVE ELEMENTS
10,000 mm WATERPROOF
MAGNETIC ENCLOSURES
SUNGLASSES POCKET
PILLOW CONVERSION
(below)
All of our jackets convert into amazing travel pillows.
The pillows also make them easier to pack!
WATER PROOF SEAMS
MESH HOOD-LINER
MICROFLEECE ZIPPER GARAGE
WATERPROOF ZIPPERS
CUSTOM ZIPPER PULLS
BEVERAGE POCKET
PHONE POCKET
ARM-PIT VENTS
SIDE POCKET
THREE TREE LOGO
VELCRO CUFFS
ADJUSTABLE HEMS
COLOR OPTIONS

### Adv3nture Backpack

Our revolutionary Adv3nture Backpack has two built-in coolers, which hold up to fourteen 12oz cans, along with a bevvy of pockets and features that are essential while traveling. When arriving at the hotel, the small pack quickly unzips and unclips from the BIG PACK, so bulky items and valuables can be left safely behind, while the small pack, one of the lightest backpacks on the market, can be taken to explore the city.



The Adv3nture Pack has everything you would expect in a premium backpack, like laptop sleeves, water bottle holders, and a hard-shell sunglasses holder. But, with over 32 features and innovations, like built-in coolers and a secret passport pocket, this backpack provides uniquely convenient options for world travel as well as your daily commute.


MEMORY FOAM HANDLE
LAPTOP SLEEVE
iPAD TABLET SLEEVE
PADDED STRAPS
REFLECTIVE WEBBING
AIRFLOW FOAM
CHEST STRAP
SUNGLASSES LOOP
PHONE POCKER
WATERBOTTLE POCKET
SECRET PASSPORT POCKET
DOCUMENTS POCKET
SUNGLASSES POCKET
LOCKING ZIPPER
SECURITY POCKET
PARACORD
CHANGE POCKET
MAGNETIC POCKET
WATERPROOF ZIPPER
SIX-CAN COOLER
360° REFLECTIVITY
EIGHT-CAN COOLER

### Expedition Flannel

Made from 100% cotton, the Expedition Flannel is made to be a classic go-to shirt. This flannel is comfortable, stylish and durable, with the unique feature of being able to be rolled into a travel pillow, allowing for more efficient packing.


100% COTTON 180gm FABRIC
SOFT FLANNEL YOKE
ORIGINAL COLORS
NYLON BUTTONS
CONVERTS INTO A TRAVEL PILLOW
SUPER SOFT BRUSHED COTTON
EMBROIDERED LOGO ON BACK YOKE
WOVEN POCKET LABEL
REINFOCED CUFF PLACKET
ADV3NTURE WOVEN LABEL
THREE TREE LOGO

## ADV3NTURE IN THE MARKETPLACE

Adv3nture is positioned to be a major player in the travel sector of the outdoor apparel marketplace. With competitive apps providing cost cutting travel options, and social media effectively rewarding people for posting about their adventures while traveling, the travel industry is growing faster than ever. While Adv3nture apparel is stylish and comfortable for everyday wear, we skew more on the travel niche, to further establish our presence in a booming marketplace.

Outdoor and travel apparel continues to grow rapidly, surpassing $12B in sales in 2020. This marketplace expects growth of at least $3.9B over the next three years (Source). Adv3nture is uniquely positioned to be a player in the virtually unexplored travel sector of the outdoor apparel industry, with an eco-friendly focus.

- Adv3nture is positioned in a growing industry. 88% of Americans say travel is "extremely" or "very" important to their lives (2021/www.fiftygrande.com). 69% of U.S. travelers say sustainable travel is important to them, and 53% said they were more determined to make sustainable choices when looking to travel again in the future. (March 2020 booking.com)
- We believe that sustainable manufacturing is the future, and we are proud to already make that a priority. The sustainable fashion market is expected to grow to $9.81 billion in 2025 and $15.17 billion in 2030. Adv3nture is already uniquely positioned to be a disrupter in the marketplace by 2022, and has already been a leader in ethical manufacturing since 2015. (Ethical Fashion Market Global Report)
- The outdoor apparel marketplace is expected to continue to grow. Already seeing $12b in revenue in 2020, The outdoor apparel market for the period of 2021-2031 is expected to rise 5% year over year, with rising participation in outdoor activities and travel as a key factor, propelling demand in the marketplace. (Transparency)

## FUTURE PRODUCT LINES

Adv3nture plans to launch a product line in advance of every season, providing lasting options, as opposed to "fast fashion" where products are out of style in a few years. While we have focused primarily on cold weather items in the past,we will begin to offer warm weather options beginning in spring of 2022. Our spring line is expected to introduce a line of breathable apparel, with moisture-wicking properties for warm-weather traveling and exploring.

SPRING 2022



PREMIUM POLOS



CREW & V-NECK TEES



BISCAYNE SHORTS



TRAVEL SOCKS

In fall of 2022, we expect to introduce a line of comfortable everyday apparel, which are just as home on the plane, as they are on a night on the town. Travel apparel should be able to adapt to any environment, both weather-related and socially. Our goal is to constantly improve our product line, because innovation never rests.

FALL 2022



NEW EXPEDITION FLANNELS



LONG SLEEVE POLOS



AIRPLANE PANTS



YOSEMITE VEST

For the winter 2022 season, we plan on offering a full-line of 3-in-1 products, where the cozy inner-layers zip and snap into the weather-busting outer layers, giving travelers flexibility to easily adapt to changing weather conditions, while being able to pack less in their suitcase.


WINTER 2022
NEW KNIT CAPS
NEW GLACIER PARKA
NEW BADLANDS FLEECE

*All products pictured are of prototype mock-ups planned for productions

## EXPANSION PLANS

Since our inception, we have launched our new products on Kickstarter and other crowdfunding platforms. It has always been the plan to transition away from crowdfunding our products, and instead offer backers the opportunity to invest in the company that they're helping to build. In the past few years, we have put more resources into growing the brand than in our crowdfunding campaigns.


ADV3NTURE

SHOWROOM RENDERING | EXTERIOR



SHOWROOM RENDERING | INTERIOR

The majority of future revenues are expected to be achieved through on-line sales, while there is the expectation that significant revenue will come from in-person sales at our brick-and-mortar locations. The physical locations, also serving as retail showrooms where customers can experience and purchase our products in person, will primarily serve as fulfillment centers for our on-line sales. The expectation is that in-person sales generate the revenue necessary for overhead, while these strategic locations will reduce the shipping fees, storage fees, and shipping times that were experienced with our formal 3PL fulfillment partners.

Based on the success already seen from our Seattle location, Adv3nture plans to open showrooms/fulfillment centers in strategic cities across the country with the intention of shortening shipping times, creating a place for consumers to experience our products, greatly reducing our carbon footprint.


SEATTLE - NOW OPEN
CHICAGO
DENVER
NASHVILLE
SAN DIEGO

## WHY INVEST

Adv3nture is a growing brand in the unexploited travel niche of the outdoor apparel industry. Our extremely successful crowding funding campaigns, and increasing year-over-year sales, offer social proof that Adv3nture is positioned in a marketplace that has high potential. Our veteran leadership, exposure for the brand from our founder and CEO, and industry accolades give us the confidence that we are properly positioned for expansion. Invest in Adv3nture because you appreciate the direction that we are heading and want to be part of our ground-breaking brand. You can be proud to invest in Adv3nture because of our strong product lines, but also because of our passion and dedication to our community, the environment, and the world we live in.



## Meet Our Team





### Zane Lamprey

CEO + Founder

*As an award-winning producer and television host, Zane has spent nearly two decades traveling the world for networks like Travel Channel, Food Network, National Geographic Channel, Netflix and Hulu. While traversing the globe, he could never find the perfect apparel to accompany him on his travels, so he founded Adv3nture. Using his BFA design degree, mountain of travel experiences, and input from industry leaders, Zane has created Adv3nture.*

### Melissa Lamprey

Director + Co-Founder

*As an award-winning television producer, producing shows for National Geographic Channel, Netflix and AXSTV, Mel has traveled the world to create dynamic content, while keeping the production on track. Mel is an experienced leader who has been with Adv3nture since the beginning, and is involved in decisions.*





**Chad Frerichs**

President

*Award-winning marketer with over 20 years of professional brand-building success. He most recently helped Essentia Water grow from a $5M to $1B brand over five years by building and executing a sustainable long-term lifestyle marketing and content strategy, breaking through in a $300 billion water industry. He is now running the day-to-day of operations of Adv3nture from our Seattle location.*

**Garrett Marrero**

Director

*As the co-founder and CEO of Maui Brewing, and recipient of the 2017 "Small Businessman of the Year" award, presented at the White House, Garrett started his brewery in 2005, and is now Hawaii's largest breweries, and one of Maui's largest employers.*

### Offering Summary

| | |
|---|---|
| **Company** | ADV3NTURE, INC. |
| **Corporate Address** | 6003 Phinney Ave N, Seattle, WA 98103 |
| **Offering Minimum** | $10,000.00 |
| **Offering Maximum** | $535,000.00 |
| **Minimum Investment Amount (per investor)** | $200.00 |

### Terms

| | | |
|---|---|---|
| **Offering Type** | : | Equity |
| **Security Name** | : | Class B Common Stock |
| **Minimum Number of Shares Offered** | : | 2,500 |
| **Maximum Number of Shares Offered** | : | 133,750 |
| **Price per Share** | : | $4.00 |
| **Pre-Money Valuation** | : | $18,779,248.00 |

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Investment Incentives and Bonuses***

**Investment Level $500**
- Store Credit $50
- Store Discount (n/a)

**Investment Level $1,000**
- Store Credit $100
- Store Discount (5%, 1 year)

**Investment Level $2,500**
- Store Credit $250
- Store Discount (10%, 1 year)

- 5% Bonus Shares

**Investment Level $5,000**
- Store Credit $500
- Store Discount (15%, 1 year)

- 10% Bonus Shares

- Drinks with CEO & Founder (in Seattle, LA, NYC or Miami)

**Investment Level $10,000**
- Store Credit $1,000
- Store Discount (20%, 1 year)

-15% Bonus Shares
- Dinner & Drinks with CEO & Founder

**Investment Level $25,000**
- Store Credit $2,500
- Store Discount (25%, 1 year)
- Dinner & Drinks with CEO & Founder

- 20% Bonus Shares

**Investment Level $50,000**
- Store Credit $5,000
- Store Discount (30%, 1 year)
- Private Dinner & Drinks and stand-up comedy performance with CEO & Founder (will travel to you)

- 25% Bonus shares

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Adv3nture, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $4.00/ share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow ADV3NTURE to get notified of future updates!

## Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

©2021 All Rights Reserved



Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

**EXHIBIT D TO FORM C**

**VIDEO TRANSCRIPT**

**Main Video:**

HI, I'M ZANE LAMPREY, FOUNDER AND CEO OF ADV3NTURE.

FOR NEARLY TWO DECADES, I'VE TRAVELED THE WORLD HOSTING TELEVISION SHOWS ON NETWORKS LIKE TRAVEL CHANNEL, NATIONAL GEOGRAPHIC, AND FOOD NETWORK.

BUT ON MY TRIPS, I COULD NEVER FIND APPAREL MADE FOR TRAVELERS -- WITH OPTIONS THAT PACKED EASILY, COULD ADAPT TO CHANGING CONDITIONS, AND WERE COMFORTABLE DURING COUNTLESS HOURS ON PLANES -- SO IN 2016, I CREATED ADV3NTURE.

FIVE YEARS LATER, WE'RE CONTINUING TO PUSH THE BOUNDARIES OF INNOVATION AND PREMIUM APPAREL AND ACCESSORIES MADE FOR TRAVELERS, EXPLORERS AND LIVERS OF LIFE.

WE ARE COMING OFF AN AMAZING YEAR, WHERE WE INCREASED OUR REVENUE OVER 700% OVER 2019.

THAT'S WHY WE'RE HAVING THIS CROWDFUNDING CAMPAIGN, SO YOU CAN OWN A PIECE OF THE COMPANY.

WE'VE ALWAYS BEEN ABOUT INNOVATION -- MAKING PRODUCTS THAT ARE COMFORTABLE, STYLISH, BUT THAT ALSO LEAD THE INDUSTRY WITH PREMIUM FEATURES AND MATERIALS.

ADV3NTURE WAS THE FIRST TO INCORPORATE INSULATED BEVERAGE POCKETS AND A PILLOW CONVERSION -- ALL INTO ONE JACKET.

THIS YEAR, WE'VE BEEN DEVELOPING FABRIC MADE FROM 100% RECYCLED WATER BOTTLES -- WHICH REDUCES THE PLASTIC WASTE THAT WOULD OTHERWISE END UP IN THE ENVIRONMENT.

WHEN THESE WATER BOTTLES ARE GROUND DOWN AND RECONSTITUTED INTO THREAD, WE'RE ABLE TO CREATE A JACKET THAT IS DURABLE, COMFORTABLE, AND NATURALLY WATERPROOF.

WE'RE SERIOUS ABOUT REDUCING THE IMPACT WE HAVE ON THE WORLD AROUND US AND ARE CONSTANTLY WORKING TO LESSEN OUR CARBON FOOTPRINT.

THE "3" IN OUR NAME -- THAT ONE RIGHT THERE -- REPRESENTS THE THREE TREES WE PLANT WITH EVERY PRODUCT SOLD...

WE RECENTLY OPENED A SHOWROOM AND FULFILLMENT CENTER IN SEATTLE WASHINGTON, THAT HAS ENABLED US TO CUT OUR SHIPPING TIME, AND OUR SHIPPING COSTS, IN ONE OF OUR MOST POPULAR CONSUMER MARKETS, BY HALF.

YOUR INVESTMENT WILL ENABLE US TO EXPAND OUR PRODUCT LINE, OPEN STRATEGICALLY LOCATED SHOWROOMS ACROSS THE COUNTRY, AND CONTINUE TO GROW THE ADV3NTURE BRAND.

JOIN US, AND BE PART OF THE ADV3NTURE.

**Tree Video:**

IT'S TOUGH TO HAVE A NARROW MIND WITH A THICK PASSPORT.

TRAVELING THE WORLD HAS HAD AN EFFECT ON ME.

RATHER THAN SOLELY FOCUSING ON IMPROVING MY LIFE AS A PERSON, AS AN INDIVIDUAL, OR EVEN FOR MY FAMILY, I WANT TO BE A CATALYST FOR CHANGE. AND FUNDAMENTALLY IMPROVE THE WORLD THAT I LIVE IN, AND LEAVE THE WORLD A BETTER PLACE FOR ME HAVING LIVED IN IT.

WHILE SHOOTING SOME OF THE SHOWS I'VE DONE, I'VE VISITED 65 COUNTRIES, AND I'VE SEEN THINGS THAT HAVE CHANGED ME. I'VE GOTTEN TO SEE SOME INCREDIBLY BEAUTIFUL PLACES, BUT I'VE ALSO SEEN SOME THINGS THAT HAVE BROKEN MY HEART. PEOPLE CROWDED ON TOP OF EACH OTHER. DISPLACED ANIMALS TRYING THEIR HARDEST TO DEAL WITH THE URBAN SPRAWL AND ENCROACHMENT. FIELDS WHERE FORESTS USED TO BE.

SO HERE'S THE OBVIOUS PROBLEM, TREES PRODUCE OXYGEN. BUT THEY ALSO PROCESS CARBON DIOXIDE, FILTER AIRBORNE POLLUTANTS, PURIFY GROUNDWATER, PROVIDE FOOD AND SHELTER FOR ANIMALS, AND CREATE AN ECOSYSTEM AND BALANCE THAT KEEPS THE PLANET ALIVE. WITH LESS TREES, LESS OXYGEN IS BEING PRODUCED, LESS AIR POLLUTION IS BEING FILTERED, AND NATURAL HABITATS ARE DWINDLING.

THIS IS NOT A POLITICAL VIEW, THIS ISN'T EVEN A NATURALIST VIEW, THIS IS A HUMAN VIEW. THIS IS A WORLDVIEW.

IF EACH OF US PLANTED THREE TREES, IT WOULD INITIATE SIGNIFICANT AND NOTICEABLE CHANGE.

AND IF THAT SOUNDS SIMPLE, THAT'S BECAUSE IT IS.

YOU HAVE THE ABILITY TO MAKE A DIFFERENCE. TOGETHER WE CAN PLANT AND CULTIVATE TREES, REESTABLISH FORESTS, REBUILD ECOSYSTEMS BEFORE IT'S TOO LATE.

MY GOAL IS TO PLANT A MILLION TREES. AND AFTER THAT, I'LL PLANT A MILLION MORE.

BUT DON'T BE PULLED IN BY THE SAPPY MUSIC AND THE DREAM OF HOW OTHER PEOPLE ARE GOING TO CREATE A BETTER WORLD.

TAKE ACTION. PLANT A TREE. PLANT TREE TREES. THAT'S WHERE CHANGE BEGINS, WITH ONE ACTION, FROM ONE PERSON, AND THAT PERSON IS YOU.

<PLANT 3 TREES>

<ADV3NTURE>

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

# Delaware

The First State

*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A DELAWARE LIMITED LIABILITY COMPANY UNDER THE NAME OF "ADV3NTURE, LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "ADV3NTURE, LLC" TO "ADV3NTURE, INC.", FILED IN THIS OFFICE ON THE SECOND DAY OF AUGUST, A.D. 2019, AT 10:46 O`CLOCK A.M.*

*A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.*

Jeffrey W. Bullock, Secretary of State

6653764 8100V
SR# 20196305231

Authentication: 203356944
Date: 08-06-19

# Delaware

The First State

*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "ADV3NTURE, INC." FILED IN THIS OFFICE ON THE SECOND DAY OF AUGUST, A.D. 2019, AT 10:46 O`CLOCK A.M.*

*A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.*

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE DELAWARE 1793 1847

6653764 8100V
SR# 20196305231

Authentication: 203356944
Date: 08-06-19

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:46 AM 08/02/2019
FILED 10:46 AM 08/02/2019
SR 20196305231 - File Number 6653764

# STATE OF DELAWARE
# CERTIFICATE OF CONVERSION
# FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Delaware.

2.) The jurisdiction immediately prior to filing this Certificate is Delaware.

3.) The date the Limited Liability Company first formed is 12-8-17.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is Adv3nture, LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Adv3nture, Inc..

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 29th day of July, A.D.2019.

By: /s/ Zane Lamprey

Name: Zane Lamprey
Print or Type

Title: Manager
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:46 AM 08/02/2019
FILED 10:46 AM 08/02/2019
SR 20196305231 - File Number 6653764

# CERTIFICATE OF INCORPORATION OF ADV3NTURE, INC.

## ARTICLE I

The name of this company is ADV3NTURE, INC. (the "Company" or the "Corporation").

## ARTICLE II

The address of the registered office of the corporation is 2140 S Dupont Hwy. City of Camden, County of Kent, State of Delaware, zip code 19934. The registered agent in charge thereof is Paracorp Incorporated.

## ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law ("DGCL").

## ARTICLE IV

A. The Company is authorized to issue two classes of stock to be designated, respectively, "Class A Common Stock" and "Class B Common Stock." The total number of shares that the Company is authorized to issue is Six Million, Five Hundred (6,000,500) shares, Five Hundred (500) shares of which shall be Class A Common Stock (the "Class A Common Stock") and Six Million (6,000,000) shares of which shall be Class B Common Stock (the "Class B Common Stock"). The Class A Common Stock and Class B Common Stock (collectively the "Common Stock") shall each have a par value of $0.00001 per share.

B. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding), and additional designations of classes of stock, including preferred stock in one or more series or classes may be determined, by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote.

C. The rights, preferences, privileges, restrictions and other matters relating to the Common Stock are as follows:

1. VOTING RIGHTS.

(a) Class B Common Stock. Except as set forth herein or as otherwise required by law, each outstanding share of Class B Common Stock shall not be entitled to vote on any matter on which the stockholders of the Corporation shall be entitled to vote, and shares of Class B Common Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters; provided, however, that the holders of Class B Common Stock shall have the right to vote as a separate class on (i) any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation (a "Liquidation") or (ii) a sale of the Corporation, or any recapitalization or reorganization, in which shares of Class B Common Stock would receive or be exchanged for consideration different on a per share basis from consideration received with respect to or in exchange for the shares of Class A Common Stock or would otherwise be treated differently from shares of Class A Common Stock in connection with such transaction. Notwithstanding the foregoing, holders of shares of the Class B Common Stock shall be entitled to vote as a separate class on any amendment, repeal or modification of any provision of this Certificate or the Bylaws that adversely affects the powers, preferences or rights of the holders of the Class B Common Stock.

(b) Except as set forth herein or as otherwise required by law, each outstanding share of Class A Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, and each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held by such holder. The Class A Common Stock shall possess full and complete voting power for the election of directors.

(c) Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the Delaware General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; *provided, however*, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of the Company's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders in which all members of such class or series are present and voted. Any director may be removed during his or her term of office without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

B. LIQUIDATION RIGHTS.

In the event of any Liquidation of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Class A

Common Stock and Class B Common Stock shall be entitled to share ratably (based on the number of shares of Common Stock held by each such holder), share and share alike, in the remaining net assets of the Corporation.

## ARTICLE V

A. The liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

B. To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article V to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

C. Any repeal or modification of this Article V shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article V in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

D. In the event that a member of the Board who is also a partner or employee of an entity that is a holder of Common Stock and that is in the business of investing and reinvesting in other entities, or an employee of an entity that manages such an entity (each, a "Fund") acquires knowledge of a potential transaction or other matter in such individual's capacity as a partner or employee of the Fund or the manager or general partner of the Fund (and other than directly in connection with such individual's service as a member of the Board) and that may be an opportunity of interest for both the Company and such Fund (a "Corporate Opportunity"), then the Company (a) renounces any expectancy that such director or Fund offer an opportunity to participate in such Corporate Opportunity to the Company and (b) to the fullest extent permitted by law, waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such director or Fund to the Company or any of its affiliates; provided, however, that such director acts in good faith.

## ARTICLE VI

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further *provided* that:

A. The management of the business and the conduct of the affairs of the Company shall be vested in its Board of Directors (the "Board"). The number of directors that shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Certificate of Incorporation.

B. The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Certificate of Incorporation. The stockholders with voting rights shall also have the power to adopt, amend or repeal the Bylaws of the Company; provided however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Certificate of Incorporation, the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the Company.

C. The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VII

This Corporation shall be perpetual unless otherwise decided by a majority of the Board.

ARTICLE VII

The name and mailing address of the incorporator is as follows: Alethea Franceschi, 2140 S Dupont Highway, Camden, DE 19934.

* * * *

I, the Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 31st day of July, A.D. 2019.

BY: /s/Alethea Franceschi
(Incorporator)

NAME: Alethea Franceschi